Form 20-F
period 2006-04-30
Emission Differentials, Ltd.
filed 2006-08-28
CIK 1292428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from _____________________ to ______________________

Commission file number 000-1292428

EMISSION DIFFERENTIALS LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

3632-13TH St. SW

Calgary, Alberta T2T 3R1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Class A Common Stock	Name of each exchange on which registered OTCBB

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report:

18,000,000 Class A common shares as at April 30, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.

[  ]Yes  [  X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                                                                                                         [  ]Yes  [  X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X]Yes  [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [X ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                          [  ]Yes  [ X ] No

________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

2

Item 1.

Identity of Directors, Senior Management and Advisors

2

Item 2.

Offer Statistics and Expected Timetable

2

Item 3.

Key Information

2

Item 4.

Information on the company

7

Item 5.

Operating and Financial Review and Prospects

10

Item 6.

Directors, Senior Management and Employees

13

Item 7.

Major Shareholders and Related Party Transactions

15

Item 8.

Financial Information

16

Item 9.

The Offering and Listing

16

Item 10.

Additional Information

16

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

20

Item 12.

Description of Securities Other than Equity Securities

20

PART II

21

Item 13.

Defaults, Dividend Arrearages and Delinquencies

21

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

21

Item 15.

Controls and Procedures

21

Item 16A. Audit Committee Financial Expert

21

Item 16B. Code of Ethics

21

Item 16C.  Principal Accountant Fees and Services

21

Item 16D. Exemptions from the Listing Standards for Audit Committees

22

PART III

22

Item 17.

Financial Statements

22

Item 18.

Financial Statements

22

Item 19.

Exhibits

22

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

SELECTED FINANCIAL DATA

Exchange Rates

Our financial statements are presented in U.S. dollars and all dollar amounts in this document are in U.S. Dollars unless otherwise indicated.

The host country is the United States of America.   This Annual Report contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the Noon Buying Rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the two years ended July 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	APRIL
	2004	2005 $	2006 $
At end of period	0.7297	0.7948	0.8956
Average for period	0.7473	0.8106	0.8722
High for period	0.7685	0.8286	0.8957
Low for period	0.7263	0.7923	0.8493

Following is a table of the Noon Buying Rates on the last day of each month for the last three months ended July 31, 2006:

	May	June	July
At end of period	0.907	0.897	0.884
Average for period	0.910	0.910	0.888
High for period	0.901	0.902	0.906
Low for period	0.890	0.890	0.873

The Noon Buying Rate as of   August 15, 2006 was 0.8895

Year End	April	April	April
	2004	2005	2006
	USD	USD	USD
Operating Revenues	-0-	-0-	-0-
Income (loss) from Operations	$(230)	$(14,545)	$(29,229)
Net Income (loss)	$(230)	$(14,545)	$(29,229)
Net Income (loss) from operations per share	0.00	0.00	0.00
Total Assets	$40,000	$29,614	$4,119
Total Stockholders’ Equity	$39,770	$27,725	$3,496
Capital Stock	$40,000	$40,000	$40,000
Number of Shares	18,000,000	18,000,000	18,000,000

CAPITALIZATION AND INDEBTEDNESS

Not Applicable

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

RISK FACTORS

The business of the Company will be subject to numerous risk factors, as more particularly described below.

Risks Related to Business Issues

(1) Our operations to date have been limited to establishing the Company, its business plan, and conducting an informal market survey that was primarily based on Internet searches. We have generated no revenues to date.

Emission Differentials (“EDL” / the “Company”) is very small at this time and only recently has it begun exploring its business opportunities in the emission credit trading industry. We are currently waiting for the Canadian Government to release specific rules and regulations that will form the basis for our aggregation and trading plans. We do not know when such rules and regulations will be released or whether or not the Canadian Government will opt out of the Kyoto Accord. If an “opt out” occurs, our Company may fail or need to change its business plans but this is not known at this time. We are also exploring the use of a specialized software platform that may be used as the basis of a web-based emission credit trading platform. Since we are just starting our proposed operations, any investment in our company is at risk that our proposed new business may never be able to derive any revenues, make a profit or, if we do, it may take a very long time to do so.

(2) Our proposed business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this 20F, EDL has received no revenues from its proposed business and none are expected in the next 12 months. Without additional capital, either from profits generated through our business, or from new equity invested in EDL, the survival of EDL may be at risk. The balance sheet for the period ended April 30, 2006, indicates that we have stockholder's equity of $3,496 and working capital of approximately $3,496, and our auditors have expressed a “going concern” opinion on our financial statements.  Since incorporation on April 20, 2004, our controlling shareholder, Puroil Technology Inc., a company controlled by our President, James Durward, has been our only source of capital. We estimate that we do not have sufficient funds for supporting twelve months of current operations. If we are not able to generate profits from the operations of our business, we may need to raise additional capital. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or any of our financial objectives, for that matter.

(3) The potential market for our services may not develop as we expect and/or we may not be able to achieve the level of revenues we require in order to reach, and/or sustain, profitability or to even continue to operate.

We have only informally researched the market to get an indication of the potential of our targeted market and management believes that the possible results of how we may be able to participate are unpredictable at this time, as a result of this unpredictability, our estimation of the potential market could be entirely wrong and, as a result, our proposed business may never achieve any sales or profits and may fail entirely.

(4) Our informal market study may prove incorrect about the market for our emission credit trading plan and/or our ability to participate in this market, as we currently expect.

The evaluation of the market for the software has been done solely by our officers and directors. No independent analysis or study of either the market for the emission credit trading plan or our ability to compete in such market has been done by any independent experts engaged by EDL. The investor and/or shareholder is at risk if our studies have overestimated the market, underestimated the difficulty of our being able to participate in this market and to generate a profit, or both.

(5) We are attempting to create a commercially viable product based on a yet undeveloped emission credit trading concept which could fail commercially and cause our company to fail.

The emission credit trading concept of our Company is a new concept.  Consequently, it has no history of success and this concept will need to be developed by the company prior to offering a commercial product.

Since the product is not yet developed, it could be that the product is never developed and that the Company fails to create a commercially viable product, or any product at all. If this occurs, the Company would likely fail and our investors would lose your entire investment.

(6) We have not conducted any marketing tests or studies on our concept, and thus the concept could be a commercial failure.

There have been no market studies performed that could assist in determining of the desirability of the concept and the whole concept could prove undesirable, unmarketable, and not capable of supporting a profitable business.

Because the concept is not developed or tested, and no conclusive market studies have been performed, the company could find that even in the case of developed product, there is insufficient demand, or no demand at all, for its product, in which case the Company would likely fail and you would lose your entire investment.

 (7) It is possible that disputes could arise between trading partners and EDL that could result in EDL being named in litigation, and we have no insurance to cover this potential liability.

EDL presently has no liability insurance coverage for such contingencies and we do not anticipate acquiring any in the near future. If we are involved in any litigation resulting from our trading or acquisition activities, it is possible that we could be forced to expend substantial sums on legal fees even if there is no basis for naming EDL as a defendant and even if we ultimately win in any such litigation. Any adverse decision in any litigation may result a financial judgment against us and, therefore, adversely affect our Company, its business and operations, and our investors and shareholders.

(8) Our company has no history of earnings and uncertain future earnings.

To date, the Company has not engaged in any business or operations and has generated no revenues. There is no assurance it will generate any revenues from its proposed operations, or if it does, that such revenues, if any, will be sufficient to sustain operations.

 (9) The uncertainty of additional capital places us at risk for continued operations and may result in shareholder dilution.

EDL may not be able to raise financing or funds as and when it may require them or that EDL will be able to raise funds on suitable terms. Failure to obtain such financing as and when needed could delay or prevent our proposed business operations, which could adversely affect our financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders is likely to occur.

(10) Our cash flow could be lower than anticipated due to slower than expected customer acceptance.

The Company has generated no cash flow and there is no assurance its proposed products or services will be accepted by anticipated customers, or that any such customers will accept the products and/or services at a time and in a manner that will produce revenues for the Company as and when required for operations.

(11) Protection of our intellectual property is limited.

We have not applied for protection of our business name as a service mark and are relying solely on common law intellectual property rights for protection. There is no assurance that we will be able to successfully defend our common law service mark if contested or infringed upon.

(12) Our competitors are more well-funded and more organized and further developed than we are and these competitive advantages may result in our inability to compete in our proposed market.

Our potential competitors may have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, and significantly larger installed customer bases. As a result, some of our potential competitors may be able to raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our potential competitors' greater brand name recognition may require us to price our services at lower levels in order to win business. Our potential competitors' financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose and this may have the effect of causing our business to fail.

Risks Related to Management Issues

(1) We are completely dependant on the skills, talents and experience of our management for the development of our business, which may not be adequate to ensure our future success, and may result in failure of the business.

Because our management has limited direct experience in the emission credit trading market within which we are planning to operate, investor funds may be at high risk of loss due to the inexperience of the officers and directors who will be making business decisions. This lack of experience may result in their inability to run a successful business.

(2) EDL is completely dependent on its management for the product development and marketing and acquisition activities, if any.

Our current management comprise the only personnel available to develop and implement our proposed business, and it is probable that we would not have sufficient capital to hire personnel to continue this work should management for any reason cease or be unable to continue to work. Without personnel to supplement our officer and director management, we will not be able to continue to operate.

(3) New investors and shareholders have little say in the management of our business, which could make it difficult for them to make changes in operations or management.

Our current officers, directors and major shareholders will directly and indirectly own 61.1% of our common stock and will be in a position to continue to control EDL. Such close control may be risky to the investor because our operation is dependent on a very few people who could lack ability pursuing our operations.

 (4) Our Management's potential conflict of interest could have a negative effect on our company's operations or business opportunities.

Members of our management team are not employed on a full-time or exclusive basis and may pursue additional business opportunities.  Management is currently not in any conflicting situations; however, situations could arise in which members of management enter into other businesses that draw time and attention away from our business and this may have a negative effect on us, possibly resulting in a failure of our business.

Risk Factors Related to Financial Issues

(1) No cash dividends are anticipated in the foreseeable future.

EDL has only recently commenced limited operations, has not realized any income, and has not, since incorporation, paid dividends. Furthermore, EDL does not anticipate that it will pay dividends in the foreseeable future and thus the investor or shareholder will only profit by the increase in value of his shares. Our profits, if any, during the next several years are expected to be used to fund its ongoing operations and future business and market development.

(2) The Company's stock price may be volatile.

In recent years and months, the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly stocks like ours. It is also possible that the Company's operating results will not meet the expectations of its public market analysts, if any, which could have an adverse effect on the trading price of its common shares. Accordingly, the market price, if any, for the Company's common stock may fluctuate substantially.

(3) Our stock will likely be low priced and the "penny stock" rules could make it difficult for your shares to be traded.

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security other than a security excluded from such definition by Rule 3a51-1. For the purposes relevant to EDL, it is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

It is anticipated that EDL’s common stock will be regarded as a “penny stock” since its shares are quoted on the OTC Bulletin Board (symbol: “EDFFF”) and trade at less than $5.00 per share. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

(5) Potential anti-takeover effect of authorized preferred stock.

EDL is authorized to issue an unlimited number of shares of no par value preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by our Board of Directors. Preferred stock can thus be issued without the vote of the holders of our common stock. Rights could be granted to the holders of preferred stock that could reduce the attractiveness of EDL as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of common stock. No preferred stock is currently outstanding, and we have no present plans for the issuance of any shares of preferred stock.

(6) Exercise of the warrants is uncertain and they may become worthless.

Because of the relatively high exercise price of the Warrants, the lack of a market for the Warrants and the uncertainty of the EDL's business success, the Warrants may never be exercised and they may expire and become worthless to the investor.

The shares of common stock issuable upon exercise of the Warrants have been registered with the Securities and Exchange Commission. The Warrant Agent Agreement, pursuant to which the Warrants will be issued, provides for the extension of the exercise period of the Warrants upon fulfillment of certain notice provisions to the warrant holders. We may be required, from time to time, to file post-effective amendments to our registration statement in order to maintain a current prospectus covering the issuance of such shares upon exercise of the Warrants. We have undertaken to make such filings and to use our best efforts to cause such post-effective amendments to become effective. If for any reason a required post-effective amendment is not filed or does not become effective or is not maintained, the holders of the Warrants may be prevented from exercising their Warrants, and they may become worthless.

(7) State/provincial blue sky registration may be required to exercise warrants, and if we do not register the warrants they may not be exercisable and may become worthless.

Holders of the warrants have the right to exercise the warrants only if the underlying shares of common stock are qualified, registered or exempt from sale under applicable securities laws of the states and provinces in which the various holders of the warrants reside. EDL cannot issue shares of common stock to holders of the warrants in those jurisdictions where such shares are not qualified, registered or exempt.  We may decide not to seek or may not be able to obtain qualification of the issuance of such common stock in all of the jurisdictions in which the ultimate purchasers of the warrants reside. In such case, the warrants held by those purchasers will expire and have no value if such warrants cannot be sold. Accordingly, the market for the warrants may be limited because of these restrictions.

(8) Possible redemption of the warrants by EDL would eliminate potential increases in market value of the shares underlying the warrants.

We have the right to redeem the warrants at $0.001 per warrant if our common stock publicly trades and closes at a bid price greater than $0.11 per share for any 10 consecutive trading days. Although our stock has traded at a price in excess of this price for a period of greater than 10 consecutive trading days, we have no intention of redeeming any of the warrants. This said, if we do redeem the warrants, it would mean that any potential profits to be made from an increase in the market price could be lost by the investor.

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Emission Differentials Ltd. was incorporated in the Province of Alberta on April 20, 2004 with the intention of creating an emission credit trading program that would allow small emission credit holders to aggregate their credits for sale to larger buyer of such credits. The program has its genesis in the Kyoto Accord, a global climate change treaty that anticipates the development of worldwide emission credit trading. EDL plans to use its stock to buy Emission Reduction Credits (“ERC”) from smaller sellers, aggregate them, and then sell them at a profit to larger buyers. Essentially, EDL plans to act as a broker between small, unorganized sellers and large organized buyers. EDL expects to generate its profits from the spread between its costs of acquisition and packaging, and what it is able to sell the packaged credits for to the larger buyers. No such ERC’s have yet been acquired and there is no assurance that we will ever be successful in either acquiring any ERC’s or being able to deal in them at a profit to EDL.

Since our incorporation, we have concentrated our activities on putting into place the operating structure of our company, registering a stock offering, and attaining a quotation of our stock on the OTC Bulletin Board (“EDFFF”). We have been following developments in the emission credit trading market and we are waiting for Canada to specify what the rules and regulations will be with regard to Canadian emission credit trading. Our current understanding is that the Canadian government has said that it will release its plans in late 2006. We have been reviewing certain software that may be usable as a web-based emissions credit trading platform and have entered into a due diligence agreement with the companies that own the licenses to such software. Depending on the result of the due-diligence, we may enter into a business combination with the license owners. At this time, there are no concrete combination plans and there are no assurances that any combination will ever take place. We plan to apply for reporting issuer status in Canada and have recently appointed two additional members to our Board of Directors in order to partially comply with such reporting requirements.

Our principal place of business is located at 3632-13th St. SW, Calgary, Alberta T2T3R1.  Our telephone number is (403) 689-3901

Our registered agent is  Thomas Milley at Suite 1200, 1015-4th. St. SW, Calgary, Alberta, Canada, T2J 1J4. Tel: (403) 252-9937.

What Emission Reduction Credits (“ERC’s”) are and how they are generated

What we refer to as an ERC, is also being “referred-to” by a variety of other names such as RMU (removal unit - these are "sinks" such as forestry regrowth), CER (certified emission reduction), ERU (emission reduction unit), Tonnes (tonnes of CO2 equivalent), VER's (verified emissions reductions), Allowances or Permits (amounts of emissions allowed by a domestic regulatory body). Allowances and Permits will be created by domestic regulation while the other types are Kyoto-type mechanisms.

Any product or process that absorbs carbon from the atmosphere, or causes a reduction in the amount of carbon dioxide being released into the atmosphere, has the potential of generating ERC’s. This can be as simple as a program to turn off the lights at night, thereby reducing electricity demand and thereby reducing the amount of coal being burned, to as complex as electro-mechanically removing or "scrubbing" emissions from flue gas or injecting harmful emissions into subsurface geological formations. Any company that generates more ERC’s than it can use internally may be able to sell excess ERC’s to emitters that find it uneconomic to generate sufficient reductions internally. Because the atmosphere is a global transfer mechanism, ERC’s generated anywhere in the world can be used anywhere in the world.

Because the economic structures of different countries throughout the world vary greatly, the cost of producing the same type of ERC can vary widely from country to country. This is the basis for the U.S. and Canadian concerns about ratifying the Kyoto Accord - that North American countries, with our high labor costs could not compete against a country such as India when it comes the generating low/no cost ERC’s and that, therefore, there, would be a flow of U.S. and Canadian dollars and jobs to countries with lower cost bases. While there are countless ways to generate ERC’s, each type has a different desirability level and consequent value.

Current market size

In Management’s belief, said belief being based solely on reviews of Internet web sites, which have conducted their own investigation and analysis under the Kyoto Protocol, using a "business as usual" scenario, Canada alone will need  products/processes that reduce CO2e by a projected 200 million tonnes annually  (source: Climate Change Central).

Current market conditions

At the present time, based upon our research, we have found that Candian buyers are generally not purchasing ERC’s directly; rather they are purchasing ERC  "options" in combination with the purchase of other energy saving products such as low wattage light bulbs or processes such as flue gas scrubbing.

How the values of ERC’s are established

A number of factors are involved in determining and establishing values for ERC’s. These include:

Country Risk - This relates to the real/perceived level of corruption in the various countries around the world. This is relevant because ERC’s generated in a country with significant real/perceived corruption have a higher probability of being fraudulent and carry an increased risk of being nullified, creating significant problems for the purchaser.

Permanence - Permanence is a measure of the how well one type of emission  reduction mechanism replaces another type. It quantifies the probability that something may occur in the future that would negatively affect the value of the  ERC. Permanence also refers to whether the ERC is a "displacement" type or a "storage" type. Displacement types are considered to be more valuable because carbon conversion does not occur in the first place, while storage types are  considered less valuable because their carbon will eventually be released to the  air as the storage medium decays over time.

An example of a displacement type ERC is wind turbine power used to generate electricity, which displaces power generated by coal burning. A storage type ERC, on the other hand, would be something like wheat straw, which stores carbon  as it grows and then releases it as it is burned or decays in the soil. Storage  ERC’s with long term storage capability (20+ years) are deemed more valuable  than those with short-term (less than 10 years) storage capability. The Kyoto  Protocol classifies storage types as "Removal Units" and this type is perceived  as less valuable than displacement type ERC’s.

For an example of how permanence comes into play, if ERC’s have been created by growing trees in Central America (approx. 50% of a tree's mass is carbon extracted from CO2 in the air), and those ERC’s have been sold to an emitter in Australia, and a forest fire then destroys the trees and re-releases the carbon  into the air, the ERC’s might be canceled forcing the Australian emitter to re- purchase additional ERC’s to offset the loss. Since it takes a long time to grow trees, there is a higher leakage risk in these types of ERC’s. ERC’s with short exposure to destruction are generally more desirable. An example of very short exposure ERC’s are those created by wind energy. As a wind turbine generates electricity the electricity is used in real-

time. Electricity grids do not store power so each megawatt of wind electricity permanently displaces a megawatt of electricity generated by some other means. If the "other means" is coal-fired, a simple calculation quantifies the reduction in the amount of coal burned as a result of the wind electricity generation. In Western Canada, the generally accepted ratio is one megawatt of wind electricity equals one tonne of CO2 equivalent. Because the coal burning is displaced in real-time, there is no chance of future leakage. While wind-generated ERC’s are very high quality, the generation of these types of ERC’s is very capital intensive.

Cost Base - Cost is an important, and often ultimate, factor in influencing most business decisions. In the case of  ERC’s, the questions are: Does the ERC generation process create a product that  can be sold to offset the cost of the ERC?; or, does a product cause an economic  benefit, such as reduced fuel consumption, that can offset the cost of the  product while producing ERC’s? The best ERC’s, from a logical business point of view, are those whose cost base is zero or negative.

Ease of Quantification - Favorable third-party engineering opinions are generally required prior to selling ERC’s. The cost of the opinion will be related to the complexity of the quantification. Processes or products with known carbon volume and easily certifiable reductions are less expensive to quantify and more easily understood by the buyer.

Government Opinion - Government Opinion – Where a government opinion is provided, it conveys comfort to the buyer that the ERC has been fully researched and reviewed and that the reductions claimed have a valid basis in science.

Title - All parties to the emission reducing action need to sign off on the ERC’s in order for the ERC’s to be put into "good delivery". This is probably the most important factor as the risk of future claims must be eliminated up-front.

Vintage - This refers to the year in which the ERC was created. It is anticipated by relevant experts that an annual "balancing" will occur to help prevent double counting.

In summary, it appears that: Low Country risk + Low Cost Base + Ease of Quantification + Permanence + Favorable opinion + Clear Title + Applicable  Vintage = most desirable ERC.

Current ERC trading

Based upon our research, we have found that there are currently hundreds of thousands of tonnes traded contractually worldwide. As at July 2006, EDL knows of no Canadian cash trades that have occurred, but is aware of European trades at the $20 per tonne level. The largest established emission credit traders appear to be NatSource (www.natsource.com) and C02E.com (www.co2e.com).

Competition

Management knows of numerous potential competitors to the Company's business plan.  There are numerous companies that trade in emissions credits, and the largest appear to be NatSource PLC (www.natsouce.com) and CO2E.com (co2e.com). We believe that both of these companies are better established and better financed than EDL, and are therefore in a better position to take advantage of the opportunities that may currently exist. There are also initiatives in place by the American Council for an Energy Efficient Economy (www.aceee.org/energy/objattrib.htm) and (www.oznet.ksu.edu/ctec/newsletter/03_04_03.htm). Additionally, smaller competitors such as Blue Source, Inc. and AgCERT (www.agcert.com) are active in the Company's proposed market are more-fully developed than the Company. We hope to compete in this market by utilizing our unique swap mechanism whereby we offer a unique mechanism by which small originators (i.e. originators with less than 500,000 tonnes of CO2e) may capitalize on the their ERC’s. It is possible that a competitor could copy the EDL business plan. We do, however, believe that the potential market is large enough that we should have  an opportunity to participate in it to some extent, in the future, and hopefully  to be able to generate profits, in the process of doing so. We must caution, however, that there is no assurance that we will, in fact, be able to compete profitably in this market. It may well turn out that the market becomes so competitive at some point in the future that there may be little if any profit for any participants.

Government Regulation

We are subject to regulation under various federal, state, provincial and local laws relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of hazardous substances but we are not required to obtain any particular license for our proposed business activity. Although we are not engaged in a business where most of these laws and regulations would have a direct impact upon us, we believe that we are in material compliance with such laws and regulations. Although compliance with such laws and regulations in the future may entail additional capital expenditures, and although we do not anticipate that such expenditures will be material.

Our Research and Development

We are not currently conducting any research and development activities other than planning the development of our website.

Our Intellectual Property

We do not presently own any patents, trademarks, licenses, concessions or royalties. Our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain possible protection for our business models and processes, and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guaranty that these agreements will not be breached; we would have adequate remedies for any breach; or our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guaranty that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights

Regulatory Matters

We do not believe that there are any regulatory matters that may affect our business.

Employees

EDL management perform all sales, technical and administration tasks at no cost to the Company and plan to continue to do so until such time as EDL can afford to pay for said services.

ORGANIZATIONAL STRUCTURE

As of the date of this filing the Company has no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

EDL owns no properties and is provided workspace at no cost by the President of the Company. This arrangement is expected to continue until the Company has sufficient revenues to pay for space.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We believe that EDL may have insufficient cash resources to operate at the present level of operations and expenditures for the next twelve months and, as a result, may need to obtain financing from either a debt or equity issue, or a combination with a third party that has sufficient cash flow to allow us to continue our operations. Our average operating costs are less than $1,000 monthly and are not expected to exceed this level within the next 12 months.

These general operating costs include:

a)

marketing, and administration – average $200 per month (includes market studies);

b)

public reporting costs -  average $800 per month;

Total - $1,000 average monthly expenses.

The costs set forth below under “Milestones” are included in the average monthly operating costs. Depending upon a variety of factors that may affect our business plan and proposed operations, we may seek additional capital in the future, either through debt, equity or a combination of both. We may also acquire other assets through the issuance of stock. No assurances can be given that such efforts will be successful. Other than as set out below, we have no contractual obligations at present for raising additional capital or acquiring other assets.

.

The following is the history and projected future activities of the company in milestone format.

Milestone:

1. Development of the concept and preliminary planning for entering into the ERC trading business was completed in early 2004 by the management of Puroil/EDL. Concurrent with the concept development process, our management wrote our business plan and arranged for the preparation of a Registration Statement.

2. EDL was incorporated on April 20, 2004 as a wholly-owned subsidiary of Puroil and funded for initial operations.

3.  An internal market study was planned to be executed immediately after the effective date of the Registration Statement (September 23, 2005). This study included reviews of relevant web sites and telephone conversations with relevant industry parties for updates on current  transactional mechanisms, ERC pricing, new regulatory issues, new financings within the ERC industry, and the ERC industry in general.  Costs associated with this study were less than $500.

4. Development of a target ERC source list was conducted after the market study in Item 3 above. The ERC source list is a listing of companies that may be ERC originators by virtue of their emission-generating operations. This list is subject to constant review and modification as new originators and potential buyer are located.

5.  Initial ERC location and marketing was originally planned for the four month period following the development of the target ERC source list. During this period, we expected to seek to locate numerous originators and attempt to purchase ERC’s or ERC options from them. This process has been delayed due to the lack of specific trading rules which are expected to be released by the Canadian government in late 2006. We estimate the cost of locating originators and marketing at $3,000. This cost is allocated to web site development, telephone calls, and contract generation.

In order to purchase the ERC’s and/or the ERC options, we anticipate issuing shares of our common stock as payment for the ERC’s or ERC options. The issuance of such shares will have to be done in accordance with an effective registration statement or pursuant to an applicable exemption to the registration statement requirement, such as Regulation S, which was promulgated by the Securities and Exchange Commission under the Securities Act of 1933. Any shares that are issued for ERC’s or ERC options will be restricted from being resold except pursuant to an effective registration statement or an exemption to such requirement.

Our business plan is highly dependent on establishing of clearly-defined rules concerning the valuation and trading of ERC’s by the Canadian government, and because we do not know when such rules will be established, we cannot accurately project when we will start receiving revenues. However, we expect that it will take a minimum of six to nine months from the effective date of such rules before we will be able to generate revenues. Depending on the success of the location and marketing efforts, EDL may need to obtain additional capital from loans or sale of additional equity. In July, 2006, we received a loan from APAR, Inc. of Calgary, Alberta, Canada, in the amount of CDN$20,000, payable at CDN$1,000 per month beginning in October, 2006, with the balance due and payable in full by November, 2008. Interest accrues at 10% per annum and is unsecured. APAR is engaged in the energy resource management business. Additional capital could be required in the case where EDL fails to generate sufficient revenues from emission reduction credit sales to offset its operational costs. EDL may also need to raise additional capital in the case where the Company desires to acquire another company and the other company’s shareholders demand cash for their shares. While EDL management will always consider merger and acquisition candidates to grow EDL for the benefit of its shareholders, there are currently no merger and acquisition contracts in place.

Results of Operations

There have been no revenues from the date of incorporation on April 20, 2004 to the year ended April 30, 2006.  EDL realized net losses for the twelve month period ended April 30, 2006 of $29,229 as compared to net losses of $14,545 for the 12 month period ended April 30, 2005.  The increase was due to increased costs of administration and accounting.

EDL had total assets of $4,119 at April 30, 2006. These assets were comprised of $4,119 in cash.

EDL had total current liabilities of $623 at April 30, 2006.

At April 30, 2006, EDL had $3,496 in working capital, compared to $27,725 in working capital at April 30, 2005.

Liquidity and Capital Resources

At April 30, 2006, EDL’s total assets of $4,119 exceeded its current liabilities of $623. We sold 6,000,000 shares of common stock for an aggregate of $40,000 on April 20, 2004. We concurrently issued 6,000,000 common share purchase warrants exercisable for an additional 3,000,000 shares upon tender of two warrants plus $0.05 for one (1) share of the Company's common stock. There can be no assurance that financing will be available to the Company in an amount and on terms acceptable to us, as and when required, or at all. We do not expect to expend more than $12,000 over the 12 months beginning May 1, 2006 and we plan to keep costs at a minimum until such time as revenues are generated to cover any increased costs. If the Warrants are exercised, of which there is no assurance, we could receive up to $150,000 which would be allocated to general working capital.

Material Capital Commitments

The Company does not have any material capital commitments.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

EDL has not undertaken any research and development that has resulted in the incurrence of any costs. EDL will not be filing for any patent, trademark and trade name protection. It will be relying on applicable copyright laws for the protection of its proprietary software.

TREND INFORMATION

The Company is not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

EDL does not have any material obligations as of the date of this prospectus.

Emission Differentials Ltd. As At April 30, 2006
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total	Less than one year	1-3 years	3-5 years	More than 5 years
None	0	0	-	-	-

Total	0	0	-	-	-

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The members of the Board of Directors serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below is acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers is as follows:

The Executive Officers and Directors of the Company are as follows:

Name	Age	Position	Date Elected
Ryan Sayers 138 Arbour Vista Close NW Calgary, Alberta, T3G 5P5	29	Director, Secretary	August 20, 2004
James Durward 3632-13 St. SW Calgary, Alberta, T2T 3R1	52	President, CFO Director	August 20, 2004
Patrick Shannon 693 Ranier Lane Port Ludlow, Washington, 98365	65	Director	July 17, 2006
Carl Roland Jonsson 2895 West 47th. Ave. Vancouver, BC, V6N 3N8	71	Director	July 17, 2006

James Durward has served as EDL’s President, Chief Financial Officer and Director since our formation on April 20, 2004.  From October, 1999 to the present Mr. Durward has also been the CEO, and now CTO, of Unitech Energy Resources Inc., and oil &gas company listed on the TSX Venture Exchange under the symbol “URX”.  Mr. Durward devotes approximately ten percent of his time to the business of EDL and the remainder of his working time to his other business interests.

Ryan Sayers is a Calgary businessman who has pursued a number of entrepreneurial interests over the past five years.  Mr. Sayers has had various interests in advertising, retailing, and financial services.  Since June 2002 Mr. Sayers has been the CEO and President of Actire Inc., an environmentally-conscious company commercializing a new technology which converts used tires into diesel fuel, activated carbon and steel through an emission free process.

Patrick Shannon has been continuously involved with software sales and marketing since 1978 and has held senior positions on a national and international scale. He became President of SDG Inc. of Santa Clara, California in 1995. Under his leadership, that company developed the award winning SDG Project Controller, which, in turn, lead to the acquisition of SDG by Solomon Software, Great Plains Software, and ultimately by Microsoft. Mr. Shannon’s last position with Microsoft was as Vice President, Latin America for the Business Solutions division. Mr. Shannon retired from Microsoft in 2001. Mr. Shannon was educated at the University of Calgary (mathematics) and completed studies in Management and Finance at Waterloo University, and the University of Minnesota.

Carl Jonsson received his Bachelor of Laws Degree from the Faculty of Law, University of British Columbia, Canada. He has spent the whole of his professional career as a practising lawyer and is the senior principal of the Vancouver law firm of Tupper, Jonsson & Yeadon. For more than 35 years Mr. Jonsson's legal practice has been as a specialist involved in securities and corporate law with a particular focus on mineral exploration, mining, and oil and gas companies. Mr. Jonsson has sat on the Board of Directors of many public companies - primarily companies involved in natural resource exploration. His work has been involved extensively with the securities laws of Canada and to some extent the US and other jurisdictions, as well as the rules and requirements of various Canadian Stock Exchanges and the National Market in the US. Mr. Jonsson is resident in Vancouver, British Columbia.

There are no family relationships among our officers, directors, or persons nominated for such positions.

No officer or director and no promoter or significant employee of EDL has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor infractions) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our directors and members of our management group for the last two fiscal years.  No executive officer EDL earned a salary and bonus for such fiscal year in excess of CDN$100,000.

	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

James Durward President & Director	2005	0	0	0	0	0

James Durward President & Director	2006	0	0	0	0	0

The Company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No director receives any form of compensation in his capacity as a director of EDL.

BOARD PRACTICES

The directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected. Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors

We do not have any standing audit, nominating, or compensation committees of the Board of Directors.  Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

Other than the officers of the Company, there are no employees who are expected to make a significant contribution to the Company.

SHARE OWNERSHIP

The following table sets forth information, as of July 31, 2006, with respect to the beneficial ownership of the Company’s Class A common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	James Durward	11,554,500 Class A common stock held directly and indirectly	64.2%
	All Officers and Directors as a group	11,554,500 Class A common stock	64.2% (2)

(1) Based on 18,000,000 shares of Class A common stock plus 6,000,000 warrants which are available for exercise.

(2) No other officers or directors have any stock or warrants

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information, as of July 31, 2006, with respect to the beneficial ownership of the Company’s Class A common stock by each person know to be the beneficial owner of more than 5% of the outstanding Class A common stock.   Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	James Durward 3632-13 St. SW Calgary, Alberta, T2T 3R1	11,554,500 Class A common stock	64.2%

(1) Based on 18,000,000 shares of Class A Common Stock plus 6,000,000 warrants which are available for exercise .

RELATED PARTY TRANSACTIONS

Since the date of inception, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of EDL had, or is to have a direct or indirect material interest, are as follow:

On April 20, 2004, EDL issued a total of 18,000,000 shares of Class A common stock and 6,000,000 Warrants to purchase a further 3,000,000 shares of Class A common stock, of EDL Common Stock to Puroil Technology Inc., an Oregon-based company that has the same president as our president, James Durward, in consideration of cash in the amount of $40,000. This sale was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4 (1 1/2) for sales not involving a public offering, and was between two private parties. On September 24, 2005, Puroil declared a dividend-in-specie and distributed 6,000,000 shares of Class A common stock and 3,000,000 Class A common stock purchase warrants to the Puroil shareholders. After this distribution and as of the date of this report, James Durward holds, directly or indirectly, 11,554,500 shares of EDL (64.2%) and as such is the controlling shareholder of EDL.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

ITEM 9.

THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable

PLAN OF DISTRIBUTION

Not applicable

MARKETS

Our common shares trade on the  Over The Counter Bulletin Board (OTCBB) under the symbol EDFFF.

SELLING SHAREHOLDERS

Not applicable

DILUTION

Not applicable

EXPENSES OF THE ISSUE

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth under the heading “DESCRIPTION OF SECURITIES” located in the Company’s Form F-1 filed with the Securities and Exchange Commission on September 21, 2005.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Sprout Development pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Sprout Development or its subsidiaries.  Management of Sprout Development believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in Sprout Development by a person who is not a Canadian resident (a “non-Canadian”).

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister of Industry Canada (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

1.

An investment to establish a new Canadian business; and

2.

An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)

For non-World Trade Organization (“WTO”)  investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2004 is $227 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)

The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)

engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)

provides any financial service;

(iii)

provides any transportation services; or

(iv)

is a cultural business.

2.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others: (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canada Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars is deemed to equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

SUBSIDIARY INFORMATION

The Company does not have any subsidiaries.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

This Annual Report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing, our President and our acting Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an audit committee.

ITEM 16B.

CODE OF ETHICS

As of the date of this report, the Company has not adopted a code of ethics that applies to is principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.  The Company has targeted the fourth quarter of fiscal year 2007 to review and finalize the adoption of a code of ethics. Upon adoption, the Company will file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its Annual Report for the year ending April 30, 2007.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company and its subsidiary KCP for professional services rendered by the Company's principal accountant:

Services	2006	2005
Audit fees	$3,105	$2,973
Audit related fees	$735	$3,660
Tax fees	0	0
Total fees	$3,840	$6,633

Audit fees consist of fees for the audit of the company's annual financial statements or the financial statements of the company’s subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.

Audit-related services include the review and preparation of the company's financial statements and quarterly reports that are not reported as Audit fees.  .

Tax fees included tax planning and various taxation matters.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18 below.

ITEM 18.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit Number	Exhibit Description	Filed
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with EDL’s Form F-1 on June 4, 2004.
3.2	Bylaws	Incorporated by reference to the Exhibits filed with EDL’s Form F-1 on June 4, 2004.
4.1	Warrant Agency Agreement	Incorporated by reference to the Exhibits filed with EDL’s Form F-1 on December 29, 2004.
12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.	Filed herewith
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Emission Differentials Ltd.

/s/ James Durward

James Durward

Title: President, CFO, Treasurer,

Director, Principal Executive Officer

& Principal Accounting Officer

Dated:  August 28, 2006

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet -
April 30, 2006	F-3

Statements of Operations -
For the periods ended April 30, 2006 and 2005	F-4

Statement of Stockholders' Equity:
For the periods ended April 30, 2006 and 2005	F-5

Statement of Cash Flows:
For the periods ended April 30, 2006 and 2005	F-6

Notes to Financial Statements:
April 30, 2006 and 2005

Bateman & Co., Inc., P.C.
Certified Public Accountants
5 Briardale Court
Houston, Texas 77027-2904
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Emission Differentials, Ltd.

We have audited the accompanying balance sheet of Emission Differentials, Ltd., (a Alberta, Canada corporation and a development stage enterprise) as of April 30, 2006, and the related statements of operations, stockholders' equity, and cash flows for the each of the two years in the period ended April 30, 2006, and for the period from inception, April 20, 2004, through April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emission Differentials, Ltd. (a development stage enterprise) as of April 30, 2006, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2006, and for the period from inception, April 20, 2004, through April 30, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is not currently engaged in a business and has suffered losses from development stage activities to date approximating $44,000, and has net worth of approximately $3,500, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BATEMAN & CO., INC., P.C.

 Houston, Texas
August 8, 2006

Member
INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
Offices in Principal Cities Around The World

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Balance Sheet

April 30,
2006
ASSETS
Current assets:
Cash and cash equivalents	$4,119
Total current assets	4,119
Total assets	$4,119

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$623
Total current liabilities	623
Total liabilities	623

STOCKHOLDERS' EQUITY
Common stock, Class "A", no par value, unlimited authorized,
18,000,000 shares issued and outstanding	40,000
Contributed capital	7,500
Deficit accumulated during the development stage	(44,004)
Total stockholders' equity	3,496
Total liabilities and stockholders' equity	$4,119

The accompanying notes are an integral part of these statements.

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Statements of Operations

	Cumulative,
	Inception,
	April 20, 2004
	Through	Year Ended	Year Ended
	April 30, 2006	April 30, 2006	April 30, 2005

Revenues	$-	$-	$-

General and administrative expenses:
Legal and accounting fees	13,093	5,717	7,146
Registration expenses	11,771	11,771	-
Services contributed by officers and managers	7,500	5,000	2,500
Other general and administrative expenses	11,640	6,741	4,899
Total operating expenses	44,004	29,229	14,545
(Loss) before taxes	(44,004)	(29,229)	(14,545)

Provision (credit) for taxes on income:	-	-	-
Net (loss)	$(44,004)	$(29,229)	$(14,545)

Basic earnings (loss) per common share		$(0.00)	$(0.00)

Weighted average number of shares outstanding		18,000,000	18,000,000

The accompanying notes are an integral part of these statements.

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Statements of Stockholders' Equity

				Deficit
				Accumulated
				During the
	Common Stock		Contributed	Development
	Shares	Amount	Capital	Stage	Total

Inception, April 20, 2004	-	$-	$-	$-	$-
Shares issued for cash	18,000,000	40,000			40,000
Development stage net income (loss)				(230)	(230)
Balances, April 30, 2004	18,000,000	40,000	-	(230)	39,770

Services contributed by officers and
managers for which no stock was issued			2,500		2,500
Development stage net income (loss)				(14,545)	(14,545)
Balances, April 30, 2005	18,000,000	40,000	2,500	(14,775)	27,725

Services contributed by officers and
managers for which no stock was issued			5,000		5,000
Development stage net income (loss)				(29,229)	(29,229)
Balances, April 30, 2006	18,000,000	$40,000	$7,500	$(44,004)	$3,496

The accompanying notes are an integral part of these statements.

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Statements of Cash Flows

	Cumulative,
	Inception,
	April 20, 2004
	Through	Year Ended	Year Ended
	April 30, 2006	April 30, 2006	April 30, 2005

Cash flows from operating activities:
Net (loss)	$(44,004)	$(29,229)	$(14,545)

Adjustments to reconcile net (loss) to cash
provided (used) by operating activities:
Registration expenses	-	7,316	(7,316)
Services contributed by officers and managers	7,500	5,000	2,500
Change in current assets and liabilities:
Accounts payable and accrued expenses	623	(1,266)	1,659
Net cash flows from operating activities	(35,881)	(18,179)	(17,702)

Cash flows from investing activities:	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	40,000	-	-
Net cash flows from financing activities	40,000	-	-
Net cash flows	4,119	(18,179)	(17,702)

Cash and equivalents, beginning of period	-	22,298	40,000
Cash and equivalents, end of period	$4,119	$4,119	$22,298

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	-	-	-
Noncash investing and financing activities:
Services contributed by officers and managers	7,500	5,000	2,500

The accompanying notes are an integral part of these statements.

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006 and 2005

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business - Emission Differentials, Ltd. (identified in these footnotes as "we" or the Company) is an Alberta, Canada corporation incorporated on April 20, 2004. We are currently based in Calgary, Alberta, Canada, We use an April 30 fiscal year for financial reporting purposes.

More than 50% of our shares are owned by Puroil Technology, Inc. of Calgary, Alberta, Canada.

Our intent is to become a global consolidator, or "aggregator", of emission reduction credits ("ERC's") issued to companies or entities ("emitters") which generate and emit so-called "greenhouse gases" into the atmosphere.

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan. We filed a registration statement with the U.S. Securities and Exchange Commission which became effective on September 23, 2005. We also received an Over-The-Counter Bulletin Board listing (OTCBB) on April 4, 2006 under the symbol EDFFF. In the current development stage, we anticipate incurring operating losses as we implement our business plan.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - We follow the applicable Statements of Financial Accounting Standards governing Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments. The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Canadian income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with Statement of Financial Accounting Standards number 109,

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006 and 2005

Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net income per share of common stock - We have adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 5 below, as the calculation would have been antidilutive.

Note 2 - Future operations:
At April 30, 2006, we were not currently engaged in an operating business and expect to incur development stage operating losses for the next year to eighteen months. We intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced.

As of August 1, 2006, we have not been able to implement our business plan because the Canadian government has not yet promulgated procedures and regulations regarding the valuation of emission reduction credits under the Kyoto Protocol. The government has announced that it plans to do so in the fall of 2006. Until such procedures and regulations are provided, we will be unable to commence our planned business activity in the trading of emission reduction credits.

At April 30, 2006, we had incurred cumulative losses from operations approximating $44,000, and had net worth of approximately $3,500. Accordingly, there is no assurance we will be able to survive as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Reclassifications:
Certain presentations in the accompanying financial statements for the year ended April 20, 2005 have been recast to conform with the 2006 presentation.

Note 4 - Subsequent events:
In July, 2006, we received a loan from APAR, Inc. of Calgary, Alberta, Canada, in the amount of $20,000 (Canadian), payable $1,000 per month (Cdn) beginning in October, 2006, with the balance due and payable in full by November, 2008. Interest accrues at 10% per annum and is unsecured. APAR is engaged in the energy resource management business.

Note 5 - Contributed services:

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006 and 2005

Our President contributed services valued at $5,000 (2006) and $2,500 (2005) in managing the corporation. These amounts have been recorded as contributed capital.

Note 6 - Registration costs:
We engaged an attorney to assist us in filing a registration statement with the U.S. Securities and Exchange Commission to allow us to offer stock for sale to the public. We believed that doing this would enable us to raise the capital necessary to implement our business plan. At April 30, 2006, we had incurred $11,771 of attorneys' fees and other expenses related to that filing and to a filing to obtain our OTCBB listing.

It was intended that the registration costs be deferred until the stock offering was completed, at which time they were to be charged against the proceeds of the stock offering. However, at April 30, 2006, management determined it was unlikely that any stock sales would occur in the near future. Therefore, the accumulated costs of $11,771 have been charged against income at April 30, 2006.

Note 7 - Canadian income tax:
We follow Statement of Financial Accounting Standards Number 109 (SFAS 109), Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary differences between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for Canadian income tax has been made in the accompanying statement of operations because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for refundable Canadian income tax consists of the following:

	Year Ended	Year Ended
	April 30,	April 30,
	2006	2005
Refundable Canadian income tax attributable to:
Current operations	$(9,900)	$(5,700)
Nondeductible items	1,700	800
	(8,200)	(4,900)
Less, Change in valuation allowance	8,200	4,900
Net refundable amount	$-	$-

The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount as of April 30, 2006 is as follows:

	April 30,	April 30,
	2006	2005
Deferred tax asset attributable to:
Net operating loss carryover	$13,200	$5000
Less, Valuation allowance	(13,200)	(5000)
Net deferred tax asset	$-	$-

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006 and 2005

At April 30, 2006, we had an unused net operating loss carryover approximating $39,000 that is available to offset future taxable income; it expires beginning in 2024.

Note 8 - Issuance of shares:
As of April 30, 2006, the Company had issued shares of its no par value common stock as follows:

			Price Per
Date	Description	Shares	Share	Amount

04/20/04	Shares issued for cash	18,000,000	$.00222	$40,000
04/30/05	Cumulative Totals	18,000,000		$40,000

In connection with the sale of 18,000,000 shares for cash noted above, we also issued 6,000,000 warrants to the same purchaser. The warrants became effective on September 23, 2005, the effective date of the Form F-1 we filed with the Securities and Exchange Commission, and expire one year later, or September 23, 2006. They allow the holder to purchase 1 share of common stock for each 2 warrants tendered, at a price of $0.05 per share. At the time of issuance, the warrants were not deemed to have any value. At April 30, 2006, no warrants had been exercised.

Note 9 - New accounting pronouncements:
The following recent accounting pronouncements:

FASB Statements
Number 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,
Number 146, Accounting for Costs Associated with Exit or Disposal Activities,
Number 147, Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,
Number 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123,
Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
Number 151, Inventory Costs - an amendment of ARB 43, Chapter 4,
Number 152, Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67,
Number 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29,
Number 154, Accounting for Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3,

and FASB Interpretations

Number 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006 and 2005
  Number 46, Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51,
  Number 47, Accounting for Conditional Asset Retirement Obligations,

are not currently expected to have a material effect on our financial Statements.