Form 20-F/A
period 2006-04-30
Emission Differentials, Ltd.
filed 2007-04-20
CIK 1292428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

AMENDMENT NO. 1

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

101, 435- 4th Avenue S.W.

Calgary, Alberta T2T 3A8

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

Information on the company

7

Item 5.

Operating and Financial Review and Prospects

11

Item 6.

Directors, Senior Management and Employees

14

Item 7.

Major Shareholders and Related Party Transactions

16

Item 8.

Financial Information

16

Item 9.

The Offering and Listing

17

Item 10.

Additional Information

17

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

21

Item 12.

Description of Securities Other than Equity Securities

21

PART II

21

Item 13.

Defaults, Dividend Arrearages and Delinquencies

21

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

21

Item 15.

Controls and Procedures

21

Item 16A. Audit Committee Financial Expert

22

Item 16B. Code of Ethics

22

Item 16C.  Principal Accountant Fees and Services

22

Item 16D. Exemptions from the Listing Standards for Audit Committees

23

PART III

23

Item 17.

Financial Statements

23

Item 18.

Financial Statements

23

Item 19.

Exhibits

23

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

For an example of how permanence comes into play, if ERC’s have been created by growing trees in Central America (approx. 50% of a tree's mass is carbon extracted from CO2 in the air), and those ERC’s have been sold to an emitter in Australia, and a forest fire then destroys the trees and re-releases the carbon  into the air, the ERC’s might be canceled forcing the Australian emitter to re- purchase additional ERC’s to offset the loss. Since it takes a long time to grow trees, there is a higher leakage risk in these types of ERC’s. ERC’s with short exposure to destruction are generally more desirable. An example of very short exposure ERC’s are those created by wind energy. As a wind turbine generates electricity the electricity is used in real-time. Electricity grids do not store power so each megawatt of wind electricity permanently displaces a megawatt of electricity generated by some other means. If the "other means" is coal-fired, a simple calculation quantifies the reduction in the amount of coal burned as a result of the wind electricity generation. In Western Canada, the generally accepted ratio is one megawatt of wind electricity equals one tonne of CO2 equivalent. Because the coal burning is displaced in real-time, there is no chance of future leakage. While wind-generated ERC’s are very high quality, the generation of these types of ERC’s is very capital intensive.

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

The Executive Officers and Directors of the Company, as of April 30, 2006, are as follows:

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

Emission Differentials Ltd.

/s/ Steve Turcotte

Steve Turcotte

Title: CEO, CFO, Treasurer, Secretary,

Director, Principal Executive Officer

& Principal Accounting Officer

Dated: April 18, 2007

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Index to Financial Statements

5 Briardale Court
Houston, Texas 77027-2904
(713) 552-9800
FAX (713) 552-9700
www.batemanhouston.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Of Emission Differentials, Ltd.

We have audited the accompanying balance sheets of Emission Differentials, Ltd., (a Alberta, Canada corporation and a development stage enterprise) as of April 30, 2006, 2005, and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the each of the two years in the period ended April 30, 2006, for the period from inception, April 20, 2004, through April 30, 2004, and for the period from inception, April 20, 2004, through April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emission Differentials, Ltd. (a development stage enterprise) as of April 30, 2006, 2005, and 2004, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2006, for the period from inception, April 20, 2004, through April 30, 2004, and for the period from inception, April 20, 2004, through April 30, 2006, in conformity with U.S. generally accepted accounting principles.

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
August 8, 2006

Member
INTERNATIONAL ASSOCIATION OF PRACTISING ACCOUNTANTS
Offices in Principal Cities Around The World

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Balance Sheets

	April 30,	April 30,	April 30,
	2006	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$4,119	$22,298	$40,000
Total current assets	4,119	22,298	40,000

Other assets:
Deferred registration costs	-	7,316	-
	-	7,316	-
Total assets	$4,119	$29,614	$40,000

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$623	$1,889	$230
Total current liabilities	623	1,889	230
Total liabilities	623	1,889	230

STOCKHOLDERS' EQUITY
Common stock, Class "A", no par value, unlimited
authorized, 18,000,000 shares issued and outstanding	40,000	40,000	40,000
Contributed capital	7,500	2,500	-
Deficit accumulated during the development stage	(44,004)	(14,775)	(230)
Total stockholders' equity	3,496	27,725	39,770
Total liabilities and stockholders' equity	$4,119	$29,614	$40,000

The accompanying notes are an integral part of these statements.

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Statements of Operations

	Cumulative,			Inception,
	Inception,			April 20, 2004
	April 20, 2004			Through
	Through	Year Ended April 30,		April 30,
	April 30, 2006	2006	2005	2004

Revenues	$-	$-	$-	$-

General and administrative expenses:
Legal and accounting fees	13,093	5,717	7,146	230
Registration expenses	11,771	11,771	-	-
Services contributed by officers and managers	7,500	5,000	2,500	-
Other general and administrative expenses	11,640	6,741	4,899	-
Total operating expenses	44,004	29,229	14,545	230
(Loss) before taxes	(44,004)	(29,229)	(14,545)	(230)

Provision (credit) for taxes on income:	-	-	-	-
Net (loss)	$(44,004)	$(29,229)	$(14,545)	$(230)

Basic earnings (loss) per common share		$(0.00)	$(0.00)	$-

Weighted average number of shares outstanding		18,000,000	18,000,000	18,000,000

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

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Statements of Cash Flows

	Cumulative,			Inception,
	Inception,			April 20, 2004
	April 20, 2004			Through
	Through	Year Ended April 30,		April 30,
	April 30, 2006	2006	2005	2004

Cash flows from operating activities:
Net (loss)	$(44,004)	$(29,229)	$(14,545)	$(230)

Adjustments to reconcile net (loss) to cash
provided (used) by operating activities:
Registration expenses	-	7,316	(7,316)	-
Services contributed by officers and manage	7,500	5,000	2,500	-
Change in current assets and liabilities:
Accounts payable and accrued expenses	623	(1,266)	1,659	230
Net cash flows from operating activities	(35,881)	(18,179)	(17,702)	-

Cash flows from investing activities:	-	-	-	-

Cash flows from financing activities:
Proceeds from sale of common stock	40,000	-	-	40,000
Net cash flows from financing activities	40,000	-	-	40,000
Net cash flows	4,119	(18,179)	(17,702)	40,000

Cash and equivalents, beginning of period	-	22,298	40,000	-
Cash and equivalents, end of period	$4,119	$4,119	$22,298	$40,000

Supplemental cash flow disclosures:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-
Noncash investing and financing activities:
Services contributed by officers and manager	7,500	5,000	2,500	-

The accompanying notes are an integral part of these statements.

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006, 2005, and 2004

Note 1 - Organization and summary of significant accounting policies:

Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Emission Differentials, Ltd. (identified in these footnotes as “we” or the Company) is an Alberta, Canada corporation incorporated on April 20, 2004. We are currently based in Calgary, Alberta, Canada, We use an April 30 fiscal year for financial reporting purposes.

More than 50% of our shares are owned by Puroil Technology, Inc. of Calgary, Alberta, Canada.

Our intent is to become a global consolidator, or “aggregator”, of emission reduction credits (“ERC’s”) issued to companies or entities ("emitters") which generate and emit so-called “greenhouse gases” into the atmosphere.

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

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises. The accompanying financial statements are presented in U.S. Dollars.

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

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents. Our functional currency is the U.S. Dollar.

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

Canadian income taxes - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006, 2005, and 2004

purposes in accordance with Statement of Financial Accounting Standards number 109, Accounting for Income Taxes, which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net income per share of common stock – We have adopted FASB Statement Number 128, Earnings per Share, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include the warrants described in Note 5 below, as the calculation would have been antidilutive.

Note 2 – Future operations:

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

Note 3 – Reclassifications:

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

Note 5 – Contributed services:

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006, 2005, and 2004

Our President contributed services valued at $5,000 (2006) and $2,500 (2005) in managing the corporation. These amounts have been recorded as contributed capital.

Note 6 – Registration costs:

We engaged an attorney to assist us in filing a registration statement with the U.S. Securities and Exchange Commission to allow us to offer stock for sale to the public. We believed that doing this would enable us to raise the capital necessary to implement our business plan. At April 30, 2006, we had incurred $11,771 of attorneys’ fees and other expenses related to that filing and to a filing to obtain our OTCBB listing.

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
April 30, 2006, 2005, and 2004

At April 30, 2006, we had an unused net operating loss carryover approximating $39,000 that is available to offset future taxable income; it expires beginning in 2024.

Note 8 – Issuance of shares:

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

Note 9 - New accounting pronouncements:
The following recent accounting pronouncements:

FASB Statements
Number 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,
Number 146, Accounting for Costs Associated with Exit or Disposal Activities,
Number 147, Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,
Number 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,
Number 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities,
Number 150, Financial Instruments with Characteristics of Both Liabilities and Equity,
Number 151, Inventory Costs – an amendment of ARB 43, Chapter 4,
Number 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67,
Number 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,
Number 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,

and FASB Interpretations

Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,

EMISSION DIFFERENTIALS, LTD.
(A development stage enterprise)
Notes to Financial Statements
April 30, 2006, 2005, and 2004

Number 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,
Number 47, Accounting for Conditional Asset Retirement Obligations,

are not currently expected to have a material effect on our financial Statements.