Form 20-F
period 2007-04-30
GLOBAL MAINFRAME CORP
filed 2007-11-14
CIK 1292428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR
[ X ]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2007

OR
[   ]
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from

OR
[  ]
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:



For the transition period from (inception)

Commission File Number 000-1292428

GLOBAL MAINFRAME CORP.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

101, 435- 4th Avenue S.W. Calgary, Alberta T2P 3A8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12
(b) of the Act.

Title of each class
Not Applicable

Name of each exchange on which registered
Not Applicable

Securities registered or to be registered pursuant to Section 12(g)
 of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Class A Common Stock
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close of the period covered by the annual report: 18,400,000 Class A common shares as at April
 30, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer,as defined in Rule 405 of the Securities Act.
   [  ] Yes  [X] No


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
       [  ] Yes  [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
       [X] Yes  [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.
See definition of "accelerated filer and large accelerated filer" in Rule
 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer     [  ]
Accelerated filer     [  ]
Non-accelerated filer    [X]

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
       [  ]Yes  [ X ] No


TABLE OF CONTENTS

PART I

       Item 1.  Identity of Directors, Senior Management and Advisors 	4
       Item 2.  Offer Statistics and Expected Timetable			4
       Item 3.  Key Information 					4
       Item 4.  Information on the company 				11
       Item 5.  Operating and Financial Review and Prospects  		14
       Item 6.  Directors, Senior Management and Employees 		15
       Item 7.  Major Shareholders and Related Party Transactions  	18
       Item 8.  Financial Information 					18
       Item 9.  The Offering and Listing 				19
       Item 10 Additional Information  					19
       Item 11.Quantitative and Qualitative Disclosures About Market Risk 22
       Item 12.Description of Securities Other than Equity Securities 	  22

PART II

       Item 13.    Defaults, Dividend Arrearages and Delinquencies  	23
       Item 14.    Material Modifications to the Rights of Security
                   Holders and Use of Proceeds. 			23
       Item 15.    Controls and Procedures 	      	                23
       Item 16A. Audit Committee Financial Expert 			23
       Item 16B. Code of Ethics 					23
       Item 16C.  Principal Accountant Fees and Services 		23
       Item 16D. Exemptions from the Listing Standards for Audit
              Committees 						24

PART III

       Item 17.  Financial Statements 				         24
       Item 18.  Financial Statements 				 	 24
       Item 19. .  Exhibits						 36


PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Global Mainframe Corp. (the "Company") was involved in an Asset Sale and Purchase Agreement with Apar, Inc. on
September 27, 2007. Due to this material subsequent event, all disclosure regarding the Company in this report will relate to the Company's new business and not its old business. The Company is involved in providing services to businesses in the energy sector. Our Management team consists of the following persons :

Steve Turcotte, Director, Chief Executive Officer and Secretary, has m ore than 20 years of experience in the energy sector including a formal education as a power engineer. He is the owner of Calgary Oilpatch Sales Inc., which has a 19-year history in sourcing business for the energy services sector. This company currently represents 12 major service providers to 1300 energy companies in Western Canada and drives over $140 million of transactions annually.

Andrew Brown, President and Chief Operating Officer, has more than 20 years experience in managing national and international technology-based corporations in the banking, distribution, medical and retail industries. Mr. Brown also brings extensive experience in sales and marketing, financial transaction processing, software integration and corporate communications. He is responsible for business development.

David W. Crombie, Director and Chief Financial Officer, is also the President and Chief Financial Officer of Conserve Oil
Corporation. Prior to his time at Conserve, Mr. Crombie was involved in senior positions at The Molson Companies and Canadian Pacific. During his role as Vice President and Chief Financial Officer of Three Sisters Resorts, he took that company public in 1997 through an initial public offering on the Toronto Stock Exchange and raised more than $100
Million for that company.

John R. MacMillan, Director, is Chairman of the Board of BrazAlta Resources, and has 40 years of extensive international oil/services experience. Mr. MacMillan has been a director and officer of several publicly listed companies on the Toronto
Venture Exchange.

Patrick L. Shannon, Director, was formerly Vice President Latin America for Microsoft, and is a software professional with 30 years of senior level management experience. Prior to his time at Microsoft, Mr. Shannon was president of SDG
Inc. of Santa Clara, which under his leadership developed the award winning SDG Project Controller. This in turn, led to the acquisition of SDG by Solomon Software, Great Plains Software and ultimately Microsoft.

Carl R. Jonsson, Director, is a lawyer with 35 years of experience and expertise in corporate and securities law, with a specific focus on oil and gas, as well as public companies. Mr. Jonsson currently sits on several company boards of directors and has been involved extensively with the securities laws of Canada, as well to some extent, the United States.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3.  KEY INFORMATION

This Annual Report contains forward-looking statements as that term is defined in Section 27A of the United States
Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by
terminology such as "may," "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or
"continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors,"
that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or
achievements expressed or  implied by these forward-looking
statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or
achievements.   Except as required by applicable law,
including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.


SELECTED FINANCIAL DATA

Exchange Rates

Our financial statements are presented in U.S. dollars and all dollar amounts in this document are in U.S. Dollars unless otherwise indicated.

This Annual Report on Form 20-F contains conversions of certain amounts in Canadian dollars ("CDN$") into United
States dollars ("US$") based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the Noon Buying
Rate for United States dollars from the Bank of Canada (the
"Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the two years ended April 30, the average of the Noon Buying
Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal years were as follows:


APRIL

			2005		2006		2007
At end of period	0.7948		0.8956		0.8961
Average for period	0.8106		0.8722		0.8797
High for period		0.8286		0.8957		0.8984
Low for period		0.7923		0.8493		0.8621

Following is a table of the Noon Buying Rates on the last day of each month for the last four months ended August 31, 2007:


		     	May       June	      July	   August
At end of period	0.9319	  0.9443     0.9378	   0.9406
Average for period      0.9115    0.9388     0.9509        0.9451
High for period		0.9355    0.9557     0.9669	   0.9556
Low for period 		0.8928	  0.9294     0.9344	   0.9199

The Noon Buying Rate as of September 15, 2007 was 0.9684.




Year End
			April 30,	April 30,	 Inception
		         2007             2006	    April 20, 2004 to

Operating Revenues	 -0-		-0-		-0-
Income (loss) from
Operations		$(39,489)	$(21,912)	$(83,493)
Net Income (loss) 	$(40,908)	$(21,912)	$(84,912)
Net Income (loss) from
operations per share	0.00		0.00		0.00
Total Assets		$2,552		$4,119

Total Stockholders'
 Equity (Deficit)	$(17,412)	$3,496

Capital Stock		$60,000		$40,000

Number of Shares
Outstanding		18,400,000	18,000,000


B. CAPITALIZATION AND INDEBTEDNESS

As of April 30, 2007
LIABILITIES

Current liabilities:

  Accounts payable and accrued expenses
						$2,042
  Total current liabilities
						$2,042
Long term liabilities:

  Note payable - related party			$17,923
  Total liabilities
						$19,965


STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, Class "A", no par value, unlimited authorized, 18,400,000 and 18,000,000 shares issued and outstanding at April 30, 2006 and April 30, 2005, respectively

						$60,000
Contributed capital
						$7,500
Deficit accumulated during the development stage
						(84,912)
  Total stockholders' equity (deficit)
						(17,412)
  Total liabilities and stockholders'
equity (deficit)				$2,553


REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable




This Annual Report contains forward-looking statements as that term is defined in Section 27A of the United States
Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should", "expects", "plans",
 "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

RISK FACTORS

The business of the Company will be subject to numerous risk factors, as more particularly described below.

Risks Related to Business Issues

(1) Our operations to date have been limited to establishing the Company, its business plan, and conducting an informal market survey that was primarily based on Internet searches. We have generated no revenues to date.

Global Mainframe Corp. ("GMFCF" or the "Company") is very small at this time and only recently has it begun exploring its business opportunities. Global Mainframe is planning on becoming a global infrastructure provider for the oil and gas industry, providing a total solution package to help companies improve business processes and increase sales. We will offer business processes/software, IT infrastructure, content, industry intelligence, global communications, on-site and off-site data management and oil and gas acquisitions and divestures.

(2) Our proposed business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

As of the date of this annual report on Form 20-F, GMFCF has received no revenues from its proposed business and none are expected in the next 12 months. Without additional capital, either from revenues generated through our business, or from new equity invested in GMFCF, the survival of GMFCF may be at risk.
 The balance sheet for the period ended April
30, 2007 indicates that we have stockholder's deficit of ($17,412) and current assets of only $2,553. Our auditors have expressed a "going concern" opinion on our financial statements. Since incorporation on April 20, 2004 to September 18,
2006, the controlling shareholder was Puroil Technology Inc. From that date to present our controlling shareholder is our CEO Mr. Steve Turcotte, our only source of capital through a company he controls named APAR Inc. We estimate that we do not have sufficient funds for supporting twelve months of current operations. If we are not able to generate revenues from the operations of our business, we may need to raise additional capital. There is no assurance that we will be able to raise sufficient capital to meet our continuing needs, under terms we would consider to be acceptable. If we are unable to obtain additional financing as may be required in the future, we may not be able to implement our business and growth strategies, respond to changing business or economic conditions, withstand adverse operating results, consummate possible acquisitions or compete effectively in our marketplace. There can be absolutely no assurance that we will be successful in achieving sustained profitability or any of our financial objectives, for that matter.

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



(4) Our informal market study may prove incorrect about the market for our target customer the oil and gas industry and/or our ability to participate in this market, as we currently expect.

The evaluation of the market for our services has been done solely by our officers and directors. No independent analysis or study of either the market for the oil and gas industry or our ability to compete in such market has been done by any independent experts engaged by GMFCF. The investor and/or shareholder is at risk if our studies have overestimated the market, underestimated the difficulty of our being able to participate in this market and to generate a profit, or both.

(5) We have not conducted any marketing tests or studies on our concept, and thus the concept could be a commercial failure.

There have been no market studies performed that could assist in determining of the desirability of the concept and the whole concept could prove undesirable, unmarketable and not capable of supporting a profitable business.

Because the concept is not developed or tested, and no conclusive market studies have been performed, the Company could find that even in the case of developed product, there is insufficient demand or no demand at all, for its product, in which case the Company would likely fail and you would lose your entire investment.

(6) It is possible that disputes could arise between our customers and GMFCF that could result in GMFCF being named in litigation, and we have no insurance to cover this potential liability.

GMFCF presently has no liability insurance coverage for such contingencies and we do not anticipate acquiring any in the near future. If we are involved in any litigation resulting from the oil and gas industry or acquisition activities, it is possible that we could be forced to expend substantial sums on legal fees even if there is no basis for naming GMFCF as a defendant and even if we ultimately win in any such litigation. Any adverse decision in any litigation may result a financial judgment against us and, therefore, adversely affect our Company, its business and operations, and our investors and shareholders.

(7) Our company has no history of earnings and uncertain future earnings.

To date, the Company has not engaged in any business or operations and has generated no revenues. There is no assurance it will generate any revenues from its proposed operations, or if it does, that such revenues, if any, will be sufficient to sustain operations.

(8) The uncertainty of additional capital places us at risk for continued operations and may result in shareholder dilution.

GMFCF may not be able to raise financing or funds as and when it may require them or that GMFCF will be able to raise funds on suitable terms. Failure to obtain such financing as and when needed could delay or prevent our proposed business operations, which could adversely affect our financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders is likely to occur.

(9) Our cash flow could be lower than anticipated due to slower than expected customer acceptance.

The Company has generated no cash flow and there is no assurance its proposed products or services will be accepted by anticipated customers, or that any such customers will accept the products and/or services at a time and in a manner that will produce revenues for the Company as and when required for operations.

(10) The oil and gas information technology ("IT") market is very competitive and the Company's competitors have substantially greater assets, experience and resources than the Company. The market for providing services to oil and gas companies is very competitive. The Company can give no assurances that it will be able to compete with its competitors, who are more experienced, better known and better funded than the Company.

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

Risks Related to Management Issues

(1) We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate to ensure our future success, and may result in failure of the business.

Management has some experience in the oil and gas IT businesses, but will be competing against larger and more experienced competitors, investor funds may be at high risk of loss due to the inexperience of the officers and directors who will be making business decisions. This lack of experience may result in their inability to run a successful business.

(2) GMFCF is completely dependent on its management for the product development and marketing and acquisition activities, if any.

Our current management comprises the only personnel available to develop and implement our proposed business, and it is probable that we would not have sufficient capital to hire personnel to continue this work should management for any reason cease or be unable to continue to work. Without personnel to supplement our officer and director management, we will not be able to continue to operate.

(3) New investors and shareholders have little say in the management of our business, which could make it difficult for them to make changes in operations or management.

Our current officers, directors and major shareholders will directly and indirectly own 68.21% of our common stock and will be in a position to continue to control GMFCF. Such close control may be risky to the investor because our operation is dependent on very few people who could lack ability pursuing our operations.

(4) Our Management's potential conflict of interest could have a negative effect on our company's operations or business opportunities.

Members of our management team are not employed on a full-time or exclusive basis and may pursue additional business opportunities. In particular, Mr. Turcotte is involved in a business that may compete with the Company. In addition, other situations could arise in which members of management enter into other businesses that draw time and attention away from our business and this may have a negative effect on us, possibly resulting in a failure of our business.

Risk Factors Related to Financial Issues

(1) No cash dividends are anticipated in the foreseeable future.

GMFCF has only recently commenced limited operations, has not realized any income and has not, since incorporation, paid dividends. Furthermore, GMFCF does not anticipate that it will pay dividends in the foreseeable future and thus the investor or shareholder will only profit by the increase in value of his shares. Our profits, if any, during the next several years are expected to be used to fund its ongoing operations and future business and market development.

(2) The Company's stock price may be volatile.

In recent years and months, the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly stocks like ours. It is also possible that the Companys operating results will not meet the expectations of its public market analysts, if any, which could have an adverse effect on the trading price of its common shares. Accordingly, the market price, if any, for the Company's common stock may fluctuate substantially.

(3) Our stock will likely be low priced and the "penny stock" rules could make it difficult for your shares to be traded.

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity
security other than a security excluded from such definition by Rule 3a51-1. For the purposes relevant to GMFCF, it is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

It is anticipated that GMFCF"s common stock will be regarded as a "penny stock" since its shares are quoted on the OTC
Bulletin Board (symbol: "GMFCF") and trade at less than $5.00 per share.
  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

(5) Potential anti-takeover effect of authorized preferred stock.

GMFCF is authorized to issue an unlimited number of shares of no par value preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by our Board of
 Directors. Preferred stock can thus be issued without the vote of the holders of our common stock. Rights could be granted to the holders of preferred stock that could reduce the attractiveness of GMFCF as a potential takeover target, make the removal of management more difficult or adversely impact the rights of holders of common stock. No preferred stock is currently outstanding, and we have no present plans for the issuance of any shares of preferred stock.

(6) Exercise of the Warrants is uncertain and they may become worthless.

Because of the relatively high exercise price of the Warrants, the lack of a market for the Warrants and the uncertainty of the GMFCF's business success, the Warrants may never be exercised and they may expire and become worthless to the investor.

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

Holders of the warrants have the right to exercise the warrants only if the underlying shares of common stock are qualified, registered or exempt from sale under applicable securities laws of the states and provinces in which the various holders of the warrants reside. GMFCF cannot issue shares of common stock to holders of the warrants in those jurisdictions where such shares are not qualified, registered or exempt. We may decide not to seek or may not be able to obtain qualification of the issuance of such common stock in all of the jurisdictions in which the ultimate purchasers of the warrants reside. In such case, the warrants held by those purchasers will expire and have no value if such warrants cannot be sold.
Accordingly, the market for the warrants may be limited because of these restrictions.




(8) Possible redemption of the warrants by GMFCF would eliminate potential increases in market value of the shares underlying the warrants.

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Global Mainframe Corp. was incorporated in the Province of Alberta on April 20, 2004 under the name "Emission
Differentials, Ltd." with the intention of creating an emission credit trading program that would allow small emission credit holders to aggregate their credits for sale to larger buyer of such credits.
 In September 2007, the Company was involved in an Asset Sale and Purchase Agreement (the "Agreement") transaction and acquired IT technologies from Apar, Inc., a company in the oil and gas service business controlled by the Company's
Chief Executive Officer, Steve Turcotte. A copy of the Agreement is filed as an exhibit to this Annual Report and incorporated herein by reference. Since the prior business of the Company is not relevant at the date of this Annual Report, the discussion in this Annual Report will relate only to the company's proposed new business. With the asset sale transaction, the Company changed its business to that of an energy
IT service company, and is becoming a global infrastructure provider for the oil and gas industry, providing a total solution package to help companies improve business processes. We offer business processes/software, IT infrastructure, content, industry intelligence, global communications, on-site and off-site data management and oil and gas acquisitions and divestures. The Company changed its name to "Global Mainframe Corp." in 2007.

Apar, Inc. was initially founded in August 2002, as Canada's Oil Community Ltd. In April 2003, Apar, Inc. was established with the intent of raising private investments. Apar Inc. purchased the front-end programming licenses from the founder and soon had built a shareholder base of more than 299 shareholders within the oil and gas marketplace in Canada.
After completing four years of development, Apar sold the finished products to
 Emission Differentials.  The Company is
starting to enter into the sales and marketing stage of the business. We currently have 215 small to midsize oil/service companies in our beta testing phase, which each generate approximately $10 million of revenue in size.

The Company will operate in several distinct business areas:

Business Processes/Software: Customer Relationship Resource (CRM), EBusiness,
 Supply Chain Management (SCM),
Enterprise Resource Planning (ERP), Knowledge Management, Data Storage/Mining,
 Integrated Middleware.

IT Infrastructure: Provide Hardware and Manpower to maintain connectivity for internal networks and external networks with a dedicated secure Virtual Private Network.

Industry Intelligence/Content: Well Site Locater, Drilling Records, Pipeline Records, Mapping, Directories, Who's who, Industry News

Communications: Internet Browser, E- Messenger (Post it), E-Messenger Live
(IM),Video Conference, Document
Sharing, VOIP, Data/Voice Teleport, Scada Systems/Field Monitoring

Data Management: Central Storage w/ redundancy, Off Site Back up, Global Access, Data Collection and Processing

Business to Business (B2B): Acquisitions, Divestitures, Joint Ventures, EBusiness, Auctions, Global Fund Transfers

Our principal place of business is located at 101, 435- 4th Avenue S.W. Calgary,
 Alberta T2P 3A8.  Our telephone number
is (403) 265-3030 and fax number is (403) 265-3032. Our registered agent is Thomas Milley at Suite 1200, 1015-4th. St.
SW, Calgary, Alberta, Canada, T2J 1J4.  Tel: (403) 252-9937.




Current Market

In Management's belief, the continued need to explore for new sources of oil and gas in North America will only increase the need for services such as those that we intend to provide. There are thousands of oil and gas drilling and exploration companies in the United States and Canada that we believe could use the various services that we intend to provide.

Current market conditions

At the present time, based upon our research, as the price of oil and gas continue to rise, we foresee increased drilling and exploration activities in North America, as once marginal or unprofitable areas become economically viable.

Competition

There are many oil and gas service companies that compete to provide IT infrastructure and other services to drilling and exploration companies in North America. We believe that our suite of integrated services will set us apart from the competition. However, since the Company is essentially a start-up, all of our competitors have greater experience and resources than the Company. The Company will need to raise additional funds to promote its products and services and can give no assurances that it will be able to do so.

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

Our Research and Development

We are not currently conducting any research and development activities other than planning the development of our new website www.globalmainframe.com.



Our Intellectual Property

We do not presently own any patents, trademarks, licenses, concessions or royalties. Our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain possible protection for our business models and processes, and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary
technologies, trade secrets, and know-how that are not patentable.  Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guarantee that these agreements will not be breached; we would have adequate remedies for any breach; or our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights

Regulatory Matters

We do not believe that there are any regulatory matters that may affect our business.

Employees

GMFCF's management perform all sales, technical and administration tasks at no cost to the Company currently but this may change and we may be forced to pay or offer other incentives to keep employees until such time as GMFCF becomes profitable.

ORGANIZATIONAL STRUCTURE

As of the date of this filing the Company has no subsidiaries.

PROPERTY, PLANT AND EQUIPMENT

GMFCF owns no properties and is provided workspace at no cost by the
 President of the Company. This arrangement may or may not continue until the Company has sufficient revenues to pay for space.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company does not have sufficient cash resources to operate at the present level of operations and expenditures for the next twelve months and, as a result, will need to obtain financing from either a debt or equity issue sufficient to allow us to continue our operations.

Operating Results

The Company is a development stage enterprise and has had no revenues from inception and has had net losses of
($40,908) and ($21,912) for the years ended April 30, 2007 and 2006, respectively.  These numbers reflect the costs of
maintaining the Company as a reporting foreign private issuer under the
 Securities Exchange Act of 1934, as amended.  As
disclosed above, the Company will need to raise additional capital to pay its operating expenses and market its existing products. Depending upon a variety of factors that may affect our business plan and proposed operations, we expect to seek additional capital in the future, either through debt, equity or a combination of both. We may also acquire other assets through the issuance of stock. No assurances can be given that such efforts will be successful. We have no contractual obligations at present for raising additional capital.
..
Liquidity and Capital Resources

As of April 30, 2007, the Company has only $2,553 in current assets
 (cash and cash equivalents), compared with $4,119 as of April 30, 2006, with current liabilities of $2,042 and $623, respectively. As disclosed above, the Company will need to raise additional capital to pay its operating expenses and market its existing products. Depending upon a variety of factors that may affect our business plan and proposed operations, we expect to seek additional capital in the future, either through debt, equity or a combination of both. We have no contractual obligation s at present for raising additional capital.

At April 30, 2007, the Company had ($511) in working capital deficit, compared to ($3,496) at April 30, 2006.

At April 30, 2007, GMFCF's total liabilities of $19,965 exceeded its current liabilities of $2,042.  In the year ended April
30, 2007, we sold warrants for 400,000 shares of common stock for an aggregate of $20,000 in cash.

Material Capital Commitments

The Company does not have any material capital commitments.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

GMFCF has not undertaken any research and development that has resulted in the incurrence of any costs. Through the Agreement with Apar, Inc., the Company received rights to its proposed products and services. It will be relying on applicable copyright laws for the protection of its proprietary software.

TREND INFORMATION

The Company is not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on its financial condition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

GMFCF does not have any material obligations as of the date of this Annual Report on form 20-F.





Global Mainframe Ltd.
As At April 30, 2006
DISCLOSURE OF CONTRACTUAL OBLIGATIONS

					Payments due by period
CONTRACTUAL OBLIGATIONS		Total	Less than	1-3 years
					one year
None				0 		0 	0


Total				0		0	0



						More than
				3-5 years	5 years
				0		0

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

Information as to the directors and executive officers is as follows:

The Executive Officers and Directors of the Company, as of November 2007, are as follows :

Name		Age	Position		Date Elected
Steve Turcotte	40	Director, Chief     September 18, 2006
			Executive Officer
			and Secretary

Andrew Brown	49	President and Chief June 15, 2007
			Operating Officer

David W. Crombie 65	Director, CFO	    September 7, 2007

John R. MacMillan 65    Director	    September 18, 2006

Patrick Shannon  66	Director	    July 17, 2006
693 Ranier Lane
Port Ludlow, Washington, 98365

Carl Roland Jonsson 72			    July 17, 2006
2895 West 47th. Ave.
Vancouver, BC, V6N 3N8


Steve Turcotte, Director, Chief Executive Officer and Secretary, has
 more than 20 years of experience in the energy sector including a formal education as a power engineer. He is the owner of
 Calgary Oilpatch Sales Inc., which has a 19-year history in sourcing business for the energy services sector. This company currently represents 12 major service providers to 1300 energy companies in Western Canada and drives over $140 million of transactions annually.

Andrew Brown, President and Chief Operating Officer, has more than
20 years experience in managing national and international technology-based corporations in the banking, distribution, medical and retail industries. Mr. Brown also brings extensive experience in sales and marketing, financial transaction processing, software integration and corporate communications. He is responsible for business development.

David W. Crombie, Director and Chief Financial Officer, He also holds the position of President and Chief Financial
Officer of Conserve Oil Corporation.  Prior to his time at Conserve,
 Mr. Crombie was involved in senior positions at The
Molson Companies and Canadian Pacific. During his role as Vice President and Chief Financial Officer of Three Sisters
Resorts, he took that company public in 1997 through an initial public offering on the Toronto Stock Exchange and raised more than $100 Million for that company.

John R. MacMillan, Director, is Chairman of the Board of BrazAlta
Resources, and has 40 years of extensive international oil/services experience. Mr. MacMillan has been a director and officer of several publicly listed companies on the Toronto
Venture Exchange.

Patrick Shannon has been continuously involved with software sales and marketing since 1978 and has held senior positions on a national and international scale. He became President of SDG Inc. of Santa Clara, California in 1995. Under his leadership, that company developed the award winning SDG Project
 Controller, which, in turn, lead to the acquisition of SDG by Solomon Software, Great Plains Software, and ultimately by Microsoft. Mr. Shannon's last position with Microsoft was as Vice President, Latin America for the Business
 Solutions division. Mr. Shannon retired from Microsoft in 2001. Mr. Shannon was educated at the University of Calgary
 (mathematics) and completed studies in Management and Finance at Waterloo University and the University of Minnesota.

Carl Jonsson received his Bachelor of Laws Degree from the Faculty of Law, University of British Columbia, Canada. He has spent the whole of his professional career as a practicing lawyer and is the senior principal of the Vancouver law firm of Tupper, Jonsson & Yeadon. For more than 35 years Mr. Jonsson's legal practice has been as a specialist involved in securities and corporate law with a particular focus on mineral exploration, mining, and oil and gas companies. Mr.
Jonsson has sat on the Board of Directors of many public companies -
 primarily companies involved in natural resource exploration. His work has been involved extensively with the securities laws of Canada and to some extent the US and other jurisdictions, as well as the rules and requirements of various
 Canadian Stock Exchanges and the stock exchanges in the United States. Mr. Jonsson is resident in Vancouver, British
 Columbia.

There are no family relationships among our officers, directors or persons nominated for such positions.

No officer or director and no promoter or significant employee of
 GMFCF has been involved in legal proceedings that would be material to an evaluation of our management.

None of our directors has been involved in any criminal (excluding traffic violations and other minor infractions) proceedings. None of the directors are in bankruptcy and none of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.



COMPENSATION

The following table sets forth the compensation paid to our
 directors and members of our management group for the last two fiscal years. No executive officer GMFCF earned a salary and bonus for such fiscal year in excess of CDN$100,000.


Annualized Compensation

Name and
Principal Position	Year	Salary 		Bonus
				(CDN$)		(CND$)

James Durward		2005	0		0
President & Director 	2006	0		0


Steve Turcotte		2006	0		0
Chief Executive Officer 2007	0		0
& Director

Andrew Brown		2007	0		0
President and Chief
Operating Officer


David Crombie		2007	0		0
Chief Financial Officer
& Director


Lomg Term Compensation

Securities Under		Long term	All other
Options to be			Incentive	Compensation
Granted (#)			Final Payouts	(CDN$)
				(CDN$)

0				0		0

0				0		0

0				0		0

0				0		0


The Company has not paid any other compensation to any other members of its management, administrative or supervisory bodies.

Compensation of Directors

No director receives any form of compensation in his capacity as a director of GMFCF at the current time.

BOARD PRACTICES

The directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected.
Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors

We do not have any standing audit, nominating or compensation committees of the Board of Directors. Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

EMPLOYEES

Other than the officers of the Company, there are no employees who are expected to make a significant contribution to the Company at this time.

SHARE OWNERSHIP

The following table sets forth information, as of April 30, 2007, with respect to the beneficial ownership of the Company's
Class A common stock by each of the Company's officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF
CLASS			BENEFICIAL OWNER  AMOUNT AND NATURE OF
					  BENEFICIAL OWNER

Class A Common 		Steven J. Turcotte  12,550,400 Class A
					    common stock
					    held directly and
					    indirectly

PERCENT OF CLASS(1)
68.21%

All Officers and Directors as a
group
		2,550,400 Class A common stock     68.21% (2)

(1) Based on 18,400,000 shares of Class A common stock plus
 6,000,000 warrants which are available for exercise.

(2) No other officers or directors have any stock or warrants

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information, as of April 30, 2007, with respect to the beneficial ownership of the Company's
Class A common stock by each person know to be the beneficial owner of more than 5% of the outstanding Class A common stock. Information is provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges are exercised and additional shares of Class A common stock are issued.

TITLE OF
CLASS		BENEFICIAL OWNER	AMOUNT AND NATURE OF
					BENEFICIAL OWNER

Class A Common  Steven J. Turcotte     12,550,400 Class A common stock
					held directly and indirectly

PERCENT OF CLASS (1)
68.21%

(1) Based on 18,400,000 shares of Class A Common Stock plus 6,000,000 warrants which are available for exercise.

RELATED PARTY TRANSACTIONS

Since the date of inception, transactions in which a director or executive officer or nominee for election as a director, or any member of the immediate family of any director or executive officer of GMFCF had, or is to have a direct or indirect material interest, are as follows:

On April 20, 2004, GMFCF issued a total of 18,000,000 shares of Class A common stock and 6,000,000 Warrants to purchase a further 3,000,000 shares of Class A common stock, of GMFCF Common Stock to Puroil Technology Inc., an
Oregon-based company that has the same president as our past president, James Durward, in consideration of cash in the amount of $40,000. This sale was exempt from registration under the Securities Act of 1933, as amended, in reliance on
Section 4 (1 1/2) for sales not involving a public offering, and was between two private parties. On September 24, 2005, Puroil declared a dividend-in-specie and distributed 6,000,000 shares of Class A common stock and 3,000,000 Class A common stock purchase warrants to the Puroil shareholders. After this distribution, James Durward held, indirectly as the controlling shareholder of Puroil, 11,554,500 shares of GMC (64.2%) and as such was the controlling shareholder of GMFCF. On September 18, 2006, Steven J. Turcotte bought the shares from Puroil Technology Inc. and others and became the beneficial owner of 12,550,400 shares of common stock of the Company and as such the current controlling shareholder of GMFCF.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The required financial statements are provided at
item 17-Financial Statements.


ITEM 9.  THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Not applicable

PLAN OF DISTRIBUTION

Not applicable

MARKETS

Our common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol "GMFCF."

SELLING SHAREHOLDERS

Not applicable

DILUTION

Not applicable

EXPENSES OF THE ISSUE

Not applicable


ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth under the heading "DESCRIPTION OF
SECURITIES" located in the Company's Form F-1 filed with the Securities and Exchange Commission on September 21,
2005 and the Agreement attached as an exhibit to this Annual Report.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of GMFCF pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.

Except as provided in the Investment Canada Act (the ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of GMFCF. Management of GMFCF believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in GMFCF by a person who is not a Canadian resident (a "non-Canadian").

The ICA requires a non-Canadian making an investment which
 would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

The notification procedure involves a brief statement of
 information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister of Industry Canada ("Minister")
(the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to
 Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

1. An investment to establish a new Canadian business; and
2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

       1. An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:
       (a) For non-World Trade Organization ("WTO") investors, the threshold is $5 million for a direct acquisition and
$50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;
       (b) Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2007 is $5 million USD.
  Pursuant to Canada"s international commitments, indirect acquisitions by or from WTO investors are not reviewable;
       (c) The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:
       (i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;
       (ii) provides any financial service;
       (iii) provides any transportation services; or
       (iv) is a cultural business.
       2. Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

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

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others: (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

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

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer" in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

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

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable

AVAILABILITY OF INFORMATION

The Company is a reporting company under the Securities Exchange Act of 1934, as amended, and is required to file reports with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and
Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

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




PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF
PROCEEDS.

None.

ITEM 15.  CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United
States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and new acting Chief
 Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief
 Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the foregoing, our President and our acting Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of April
30, 2007. We plan on implementing new controls before our next disclosure period. The CFO will instill these changes effective immediately.

There were no changes in our internal control over financial reporting that occurred during the year ended April 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an audit committee.


ITEM 16B.  CODE OF ETHICS

As of the date of this report, the Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has targeted the fourth quarter of fiscal year 2007 to review and finalize the adoption of a code of ethics. Upon adoption, the Company will file a copy of its code of ethics with the Securities and Exchange Commission as an exhibit to its Annual
Report for the year ending April 30, 2008.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Company for professional services rendered by the Company's principal accountant:

Services	2007		2006		2005
Audit fees	$10,000		$3,105		$2,973
Audit related fees 0		$735		$3,660
Tax fees	0		0		0
Total fees	$10,000		$3,840		$6,633

Audit fees consist of fees for the audit of the company's annual financial statements or the financial statements of the company's subsidiaries or services that are normally provided in connection with the statutory and regulatory filings of the annual financial statements.
Audit-related services include the review and preparation of the company's financial statements and quarterly reports that are not reported as Audit fees.
Tax fees included tax planning and various taxation matters.


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



Report of Independent registered Public Accounting Firm

To the Board of Directors and Stockholders
Global Mainframe Corp
Alberta, Canada

We have audited the accompanying balance sheets of Global Mainframe
Corp (A Development Stage Company) as of April 30, 2007 and 2006 and the related statements of operations, stockholderss deficit and cash flows for the years then ended, and from inception (April 20, 2004) to April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement (examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.) We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Mainframe (A Development Stage Company) as of April 30, 2007 and 2006 and the related statements of operations, stockholders' deficit and cash flows for the years then ended, and from inception (April 20, 2004) to April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the financial statements, the Company has suffered losses from operations; current liabilities exceed current assets, and the Company has an accumulated deficit of $84,912 all of which raise substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is also described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ De Joya Griffith & Company, LLC
Henderson, Nevada
October 26, 200




GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Balance Sheets
(Expressed in U.S. Dollars)

				April 30,      April 30,
			        2007             2006
ASSETS


Current assets:


 Cash and cash equivalents	$2,553        $4,119
  Total current assets        	$2,553	      $4,119
Total assets			$2,553	      $4,119






LIABILITIES


Current liabilities:


  Accounts payable and
accrued expenses		$2,042      $623
  Total current liabilities	$2,042      $623

Long term liabilities:


Note payable  related party     $17,923
  Total liabilities  		$19,965      $623




STOCKHOLDERS' EQUITY (DEFICIT)


Common stock, Class "A", no
par value, unlimited authorized,
18,400,000 and 18,000,000
shares issued and outstanding at
April 30, 2007 and
April 30, 2006, respectively	$60,000     $40,000
Contributed capital		$7,500	    $7,500
Deficit accumulated during
the development stage		(84,912)    (44,004)
  Total stockholders'
equity (deficit)		(17,412)    3,496
  Total liabilities and
stockholders' equity (deficit)   $2,553	    $4,119

The accompanying notes are an integral part of these statements.




GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Statements of Operations
(Expressed in U.S. Dollars)

			 				 Inception
			Year Ended	Year Ended    (April 20, 2004)
			    				   to
			April 30, 2007	April 30, 2006	April 30, 2007




Revenues		$	-	$	-	$	-

General and
administrative expenses:



Legal and accounting fees: 26,840		10,171		50,897
Registration expenses:	   2,164		4,438		8,256
Services contributed by
 officers and managers:	   --       		5,000		7,500
Other general and
administrative expenses:   10,485		2,303		16,840
Total operating expenses   39,489		21,912		83,493




    Operating loss	   39,489		(21,912)	(83,493)




Other income (expense):



    Interest expense      (1,419)		--		(1,419)
    Total other income
(expense)		  (1,419)		--		--




Provision (credit)
for taxes on income:	   --			--		--
    Net (loss)             (40,908)		(21,912)	(84,912)








Basic earnings (loss)
per common share	   $(0.00)		$(0.00)





Weighted average number
of shares outstanding	  18,264,110		18,000,000

The accompanying notes are an integral part of these statements.

GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Statement of Stockholders' Equity (Deficit)
(Expressed in U.S. Dollars)





				Common Stock		Contributed
			Shares		Amount		Capital

Inception April 20, 2004   -		$-		$-

Shares issued for cash	18,000,000	40,000		-

Net Loss 		   -		-		-

Balance April 30, 2004  18,000,000	40,000		-

Services contributed
by officers and
managers for which
no stock was issued	   -		-		2,500

Net Loss		   -		-		-

Balance April 30, 2005	 18,000,000	40,000		2,500

Services contributed
by officers and
managers for which no
stock was issued	-		-		5,000

Net Loss		-		-		-

Balance April 30, 2006	18,000,000	40,000		7,500

Warrants issued
for cash		400,000		20,000		-

Net Loss		-		-		-

Balance April 30, 2007  18,400,000	60,000		7,500















				  Deficit
				Accumulated	Total
				During the 	Stockholders'
				Developement	Equity
				Stage		(deficit)



Inception April 20, 2004   	-		-

Shares issued for cash		-		40,000

Net Loss 		  	(230)		(230)

Balance April 30, 2004  	(230)		39,770
Services contributed
by officers and
managers for which
no stock was issued	  	-		2,500

Net Loss		  	(21,862)	(21,862)


Balance April 30, 2005		(22,092)	20,408

Services contributed
by officers and
managers for which no
stock was issued		-		5,000

Net Loss			(21,912)	(21,912)

Balance April 30, 2006		(44,004)	3,496

Warrants issued
for cash			-		20,000

Net Loss			(40,908)	(40,908)
Balance April 30, 2007 		(84,912)	(17,412)

The accompanying notes are an integral part of these statements.

	GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Statements of Cash Flows
(Expressed in U.S Dollars)

						  	  Inception
			Year Ended	Year Ended      (April 20, 2004)
							       to
			April 30, 2007	April 30, 2006	 April 30, 2007




Cash flows from
operating activities:


Net loss		(40,908)	(21,912)	(84,912)


Adjustments to reconcile
net loss to cash (used) by
operating activities:

Services contributed by
officers and managers

Change in operating assets
and liabilities				5,000		7,500

Accounts payable and
accrued expenses	1,419		(1,266)		2,042

Net cash flow used
in operating activities	(39,489)	(18,178)	(75,370)

Cash flows from financing activities:


Proceeds from note
payable  related party	17,923		--		17,923

Proceeds from sale
of common stock		20,000		--		60,000

Net cash flows
provided by financing
activities		37,923		--		77,923



Net (decrease) in cash	(1,566)		(18,178)	2,553


Cash and equivalents,
beginning of period	4,119		22,297		--

Cash and equivalents,
end of period		2,553		4,119		2,553




Supplemental cash flow disclosures:


Cash paid for interest	$  0.00		$   0.00          $  0.00
 Cash paid for
income taxes		$  0.00 	$   0.00          $  0.00

The accompanying notes are an integral part of these statements.

	GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements
April 30, 2007
Note 1 - Organization and summary of significant accounting policies:
Organization and nature of business - Global Mainframe Corp. formerly
 Emission Differentials, Ltd. (identified in these footnotes as "we", "EDFFF", or the Company) is an Alberta, Canada Corporation incorporated on April 20, 2004. We are currently based in Calgary, Alberta, Canada, We use an April 30 fiscal year for financial reporting purposes.
"Emission Differentials, Ltd." intention was to create an emission credit trading program that would allow small emission credit holders to aggregate their credits for sale to larger buyer of such credits. In September 2007, the Company was involved in an Asset Sale and Purchase Agreement (the "Agreement")
 transaction and acquired IT technologies from Apar, Inc., a company in the oil and gas service business controlled by the Company"s Chief Executive Officer, Steve Turcotte.
A copy of the Agreement is filed as an exhibit to this
 Annual Report and incorporated herein by reference. Since the prior business of the Company is not relevant at the date of this Annual Report, the discussion in this Annual Report will relate only to the company"s proposed new business. With the asset sale transaction, the Company changed its business to that of an energy IT service company, and is becoming a global infrastructure provider for the oil and gas industry, providing a total solution package to help companies improve business processes. We offer business processes/software, IT infrastructure, content, industry intelligence, global communications, on-site and off-site data management and oil and gas acquisitions and divestures.

To date, our activities have been limited to formation, the raising of equity capital, and the development of a business plan. We filed a registration statement with the U.S. Securities and
 Exchange Commission which became effective on September
23, 2005. We also received an Over-The-Counter Bulletin Board listing (OTCBB) on April 4, 2006 under the symbol
EDFFF. In the current development stage, we anticipate incurring operating losses as we implement our business plan. We also intend to rely on our officers and directors to perform essential functions without compensation until a business operation can be commenced.

A Development Stage Company - The accompanying financial
statements have been prepared in accordance with the
Statement of Financial Accounting Standards ("SFAS") No. 7,
"Accounting and Reporting by Development Stage
Enterprises."  A development stage enterprise is one in which planned principal operations have not commenced; or if its
operations have commenced, there has been no significant revenues derived there from.
Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted
accounting principles.
Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles
requires management to make estimates and assumptions that
 affect the reported amounts of assets and liabilities and
disclosure of contingent assets and liabilities at the date
of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market
funds, and certificates of deposit with a maturity of less
 than three months to be cash equivalents.
Fair value of financial instruments  - SFAS No. 107, "Disclosures
About Fair Value of Financial Instruments", requires
the Company to disclose, when reasonable attainable, the fair market values of its assets and liabilities that are deemed to be financial instruments.  The carrying amounts and estimated fair values of the Company's financial instruments
approximate their fair value due to their short-term nature. Concentrations - More than 50% of our shares are owned by Steven J. Turcotte of Calgary, Alberta, Canada.
F-5
GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements (continued)
April 30, 2007
Name change
On January 22, 2007 the company held a special session
of its board of directors to discuss the change in the Company's name Emissions Differential (EDFFF) to Global Mainframe
 (GMFCF), the board unanimously approved the name change.
Income taxes
The Company uses the tax liability method to account
for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to reverse. The
 Company establishes a valuation allowance against deferred income tax assets.
Net income per share of common stock - We have adopted
Statement of Financial Accounting Standards ("SFAS") No.
128, :"Earnings per Share", which requires presentation o
f basic and diluted EPS on the face of the income statement for all
entities with complex capital structures.   In the accompanying
 financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.
Reclassifications - Certain presentations in the financial statements for the year ended April 20, 2005 have been reclassified to conform to the 2006 and 2007 presentation.
These reclassifications had no effect on previously reported net loss.
Note 2 - Going concern:
These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As of April 30, 2007, the Company has had accumulated losses of approximately $85,000 from operations since inception and had a net worth of approximately
 $2,600. The Company's ability to continue as a going concern is contingent upon the successful completion of additional financing arrangements and its ability to achieve and maintain profitable operations. Management plans to raise equity capital to finance the operating and capital requirements of the Company. Amounts raised will be used for further development of the Company's business plan and for working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations. The Company's financial statements do not include any adjustments that might result from the outcome of this uncertainty.





GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements (continued)
April 30, 2007
Note 3 - Note Payable:
In July 2006, we received a loan from APAR, Inc. of Calgary, Alberta,
 Canada, in the amount of $17,923, payable $1,000 per month (USD) beginning in October, 2006, with the balance due and payable in full by November, 2008. Interest accrues at 10% per annum and is unsecured. APAR, Inc. is engaged in the energy resource management business.
Note 4 - Related Party:
Our past President contributed services valued at $5,000 (2006) and $2,500 (2005) in managing the corporation. These amounts have been recorded as contributed capital.
Note 5 - Income taxes:
At April 30, 2007 and 2006, the Company had non-capital losses of $82,412 and $41,504, respectively, which begin to expire in 2014.
The provision for (recovery of) income taxes is composed of the following:



			Year Ended 	Year Ended
			April 30, 	April 30,
			2007 		2006


Current income taxes	-		-
Canadian federal	$--		 $--
Canadian provincial	--		--
Foreign			--		--
Deferred		--		--



			$--		$--

The deferred income tax balances are summarized as follows:



			Year Ended 	Year Ended
 			April 30, 	April 30,
 			2007 		2006



 Deferred income
 tax assets		$28,020		$14,111

 Non-capital losses	$28,020  	$14,111

 			28,020		14,111


Less: Valuation allowance
			(28,020)	(14,111)

Net deferred income tax assets
			$--		$--







F-7
GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements (continued)
April 30, 2006

In assessing the realizability of deferred income tax
 assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
 As a result, management determined it was more likely than not the deferred tax assets would not be realized as of April
 30, 2007 and recorded a full valuation allowance.

Note 6 - Issuance of shares:

On January 22, 2007 shareholders were asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution amending the Articles of the Corporation to consolidate the number of issued and outstanding Common Shares on the basis of one (1) new common share ("New Share")
 for every one hundred (100) Common Shares outstanding,

or such larger or smaller number as may be approved by the
 Board of Directors (the "Board"). After given effect to the proposed consolidation (the "Consolidation"), the Corporation had approximately 184,000 Common Shares outstanding which management believes was more appropriate for the Corporation.
 (See subsequent event disclosure note 8 for additional amendments.)
On April 30, 2007, the Company had issued shares of its no par value common stock as follows:




	   		                      Price Per

Date 		Description 	      Shares      Share	Amount

04/20/04   Shares issued for cash    18,000,000 $.00222 $40,000

08/01/2006 Warrants issued for
		cash		     400,000    $.05    $20,000
04/30/07  Cumulative Totals 	   18,400,000  $.00326  $60,000

In connection with the sale of 18,000,000 shares for cash noted above, we also issued 6,000,000 warrants to the same purchaser. The warrants became effective on September 23, 2005, the effective date of the Form F-1 we filed with the Securities and Exchange Commission, and expire one year later, or September 23, 2006. They allow the holder to purchase
1 share of common stock for each 2 warrants tendered, at a price of $0.05 per share. At the time of issuance, the warrants were not deemed to have any value. At April 30, 2007, 800,000 warrants had been exercised.








GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements (continued)
April 30, 2006



					Number of 	  Exercise
					Warrants/Common   Price
					stock payable



Balance as of May 1, 2004 (Inception)	0		  0

Warrants issued				0		 0

Warrants canceled/expired	  	0		 0

Warrants exercised			0		 0

Balance as of April 30, 2005		0		 0

Warrants/stock payable issued		0		 0

Warrants canceled/expired		0		 0

Warrants exercised			0		 0

Balance as of April 30, 2006
 (two warrants equal one share)		0		 0


warrants issued				6,550,440       $0.05

Warrants canceled/expired		5,750,440       0

Warrants exercised			(800,000)	$0.05

Balance as of April 30, 2007		0		0


























Note 7 - New accounting pronouncements:
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" - a Replacement of APB
Opinion No. 20 and SFAS No. 3". SFAS No. 154 requires
 retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also redefines "restatement"
 as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
In February 2006, the FASB issued SFAS No. 155, "Accounting for
 Certain Hybrid Financial Instruments," which amends
SFAS No. 133, "Accounting for Derivative Instruments and Hedging
 Activities," and SFAS No. 140, "Accounting for
Transfers and Servicing of Financial Assets and Extinguishments
 of Liabilities."SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments containing embedded derivatives.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets," which amends SFAS No.
140. SFAS No. 156 may be adopted as early as January 1, 2006
, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after September
 15, 2006 (e.g., January 1, 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as, to simplify efforts to obtain hedge-like accounting.
SFAS No. 156 permits a servicer using derivative financial
 instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute or fair value.



GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements (continued)
April 30, 2007

In September 2006, the FASB issued SFAS No. 157, Fair Value
Measurements" ("SFAS 157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company).

In July 2006, the FASB issued Interpretation No. 48 (FIN 48),
 "Accounting for Uncertainty in Income Taxes". This interpretation, among other considerations, creates a two-step approach for evaluating uncertain tax positions. Recognition occurs when an enterprise concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Management determines the amount of benefit that more likely than not will be realized upon ultimate settlement. De-recognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely -than-not threshold of being sustained. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company has completed its evaluation of the effects of FIN No. 48 and has concluded that the adoption of FIN No. 48 did not impact the consolidated financial statements for the year ended April 30, 2007.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 ("SFAS 159") which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The above pronouncements are not currently expected to have a material effect on our financial statements.
Note 8 - Subsequent event disclosure:
On September 25, 2007, the board of directors held a special session to discuss the stock split 100:1 approval. Upon further discussion it was unanimously approved to "roll back" the stock split for the Company. (See note 6 Issuance of shares for discussion of initial stock split.)


EDFFF Asset Sale and Purchase Agreement with APAR Inc.

 In September, 2007, the Company was involved in an Asset Sale and Purchase Agreement (the "Agreement") transaction and acquired IT technologies from Apar, Inc., a company in the oil and gas service business controlled by the Company's
Chief Executive Officer, Steve Turcotte. A copy of the Agreement is filed as an exhibit to the April 30, 2007 Annual
Report and incorporated herein by reference.

Summary of the transaction:
 In full consideration of the sale of the Apar Assets pursuant to exhibit Clause 1 and the issuance of shares pursuant to exhibit Clause 2, EDFFF will issue and allot to Apar:

(a)   23,390,808 voting common shares in the capital of EDFFF; and

(b) EDFFF agrees to accept the outstanding shareholder loans, outstanding base salary which was set at $60,000.00 per year, which has accumulated over the last four years for a total of approximately $240,000.00 that was agreed to by Apar"s
Board of Directors to be owing to Mr. Steven J. Turcotte and also the outstanding loans of $300,000.00 to Mr. Steven J.
Turcotte which has been recorded since 2003 and $53,735.23 as at March 19, 2007 to 906109 Alberta Ltd. that were registered by APAR, on its books, to be converted at the current purchase price at a later date to be determined; and




GLOBAL MAINFRAME CORP
Formerly (EMISSION DIFFERENTIALS, LTD.)
 (A development stage enterprise)
Notes to Financial Statements (continued)
April 30, 2007


(c) EDFFF agrees to accept the outstanding Apar warrants entitling the purchase of up to 7,246,521 shares of EDFFF exercisable at $0.60, $0.75 and or $0.85 per share based on the purchase price that was agreed to by Apar under the subscription documents "price" signed by each shareholder in developing the products being sold to EDFFF on or before March 19, 2007. EDFFF has the right to force conversion of the warrants at its discretion with at least 20 days written notice to the warrant holders. They will have the option to convert at the original agreed price as issued and approved by Apar or it is agreed that the holder will forfeit the warrants entirely. It is understood and agreed to that EDFFF may also attach a 4 month hold period from the issued date or offer the financial entities that provide major financing to the corporation the ability to make an offer to the warrant holder at a premium from the original exercise price as stated above.

The said EDFFF shares, outstanding loans and warrants being hereinafter called the "Purchase Consideration".

It is agreed that the Purchase Consideration shall be for the Parties' purposes deemed to have a value of $2,400,000.00 based on development costs to date. This entire value is being attributed to the EDFFF shares, shareholder loans and the fact that the warrants are being issued for no specific attributable value. Consequently, actual value to be recorded onto the Company's financial statements may differ. The Company has not fully evaluated such differences or actual amounts to be recorded as of the date of these financial statements.






















ITEM 19.  EXHIBITS

Exhibit Number   Exhibit Description                 Filed
3.1
           Articles of Incorporation    Incorporated by reference to
                                        the Exhibits filed with GMFCF's
					Form F-1 on June 4,2004.
3.2	   Bylaws 			Incorporated by reference to
					the Exhibits filed with GMFCF's
					Form F-1 on June 4, 2004.
4.1	   Warrant Agency Agreement	Incorporated by reference to the
					Exhibits filed with GMFCF's
					Form F-1 on December 29, 2004.
4.2	   Asset Sale and Purchase
	   Agreement with Apar, Inc.	Filed herewith

12	   Certifications required by
	   Rule 13a-14(a) or Rule
	   15d-14(a)			Filed herewith

13 	   Certifications required by
	   Rule 13a-14(b) or Rule
           15d-14(b) and Section 1350
           of Chapter 63 of Title 18
	   of the United
           States code (18 U.S.C. 1350) Filed herewith

SIGNATURES


The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Global Mainframe Corp.


/s/ Steve Turcotte

Steve Turcotte

Title: CEO, Treasurer, Secretary,
Director, Principal Executive Officer
& Principal Accounting Officer

Dated: November 13, 2007























Exhibit 4.2

PURCHASE AND SALE AGREEMENT dated effective September 25, 2007

BETWEEN:

	APAR INC., an Alberta corporation, having its head office at 101, 435 -
Fourth Avenue SW., Calgary, Alberta T2P 3A8

	(hereinafter referred to as "Apar")

OF THE FIRST PART
AND:

	EMISSION DIFFERENTIALS LTD., an Alberta corporation, having its head office at 101, 435 - Fourth Avenue SW., Calgary, Alberta T2P 3A8

	(hereinafter "EDFFF")(Now known as Global Mainframe Corp.
"GMFCF")

OF THE SECOND PART
W H E R E A S:

A.	Apar has been developing a number of assets which are
 briefly described in
Part I of Schedule "A" hereto, and wishes to sell them to EDFFF
(excluding the
assets described in Part II of Schedule "A" - the "Retained Assets") - all of
Apar's assets, except the assets described in Part II
 of Schedule "A", being
hereinafter referred to as the "Apar Assets".

B.	EDFFF is desirous of purchasing the Apar Assets
on the terms hereinafter
set forth.

C.	EDFFF is registered pursuant to the United States
Securities Exchange Act
of 1934("34 Act"), as a foreign private issuer, through the filing of a Form F-1.

D.	It is the intention of the Parties that, as a
result of the sale of the
Apar Assets from Apar to EDFFF, and the retention of the
 Retained Assets by Apar,
that the shareholders of EDFFF should have an ongoing
 shareholder interest in Apar
and the shareholders of Apar should receive shares in EDFFF.

NOW THEREFORE, in consideration of the premises and the covenants and agreements hereinafter contained, the Parties agree as follows:

1.	Apar agrees to sell, transfer and assign the Apar
 Assets to EDFFF.

2.	Apar also agrees to, simultaneously with the
closing hereof, issue and
allot to EDFFF 2,500,000 voting common shares in the capital of Apar. EDFFF also agrees to, simultaneously with the closing hereof, issue and allot to Apar
2,500,000 voting common shares in the capital of EDFFF
 to secure the rights to
enter into a Joint Venture for ongoing business and first right to share new developments.

3.	In full consideration of the sale of the Apar
 Assets pursuant to Clause 1
and the issuance of shares pursuant to Clause 2, EDFFF will issue and allot to
Apar:

	(a)   23,390,808 voting common shares in the
 capital of EDFFF; and

(b)	EDFFF agrees to accept the outstanding shareholder
loans, outstanding base
salary which was set at $60,000.00 per year, which has accumulated over the last four years for a total of approximately $240,000.00 that was agreed to by Apar"s
Board of Directors to be owing to Mr. Steven J. Turcotte and also the outstanding loans of $300,000.00 to Mr. Steven J. Turcotte which has been recorded since 2003 and $53,735.23 as at March 19, 2007 to 906109 Alberta Ltd.
 that were registered by
APAR, on its books, to be converted at the current purchase price at a later date to be determined; and

(c)	EDFFF agrees to accept the outstanding Apar warrants
 entitling the purchase
of up to 7,246,521 shares of EDFFF, exercisable at $0.60,
 $0.75 and or $0.85 per
share based on the purchase price that was agreed to by Apar under the subscription documents "price" signed by each shareholder in developing the products being sold to EDFFF on or before March 19, 2007.
 EDFFF has the right to
force conversion of the warrants at its discretion with at least 20 days written notice to the warrant holders. They will have the option to convert at the
original agreed price as issued and approved by Apar or it is agreed that the holder will forfeit the warrants entirely. It is understood and agreed to that
EDFFF may also attach a 4 month hold period from the issued
 date or offer the
financial entities that provide major financing to the corporation the ability to make an offer to the warrant holder at a premium from the original exercise price
as stated above.

The said EDFFF shares, outstanding loans and warrants being hereinafter called the
"Purchase Consideration".

4.	It is agreed that the Purchase Consideration shall
be for the Parties'
purposes deemed to have a value of $2,400,000.00 based on development costs to date. This entire value is being attributed to the EDFFF shares, shareholder loans
and the fact that the warrants are being issued for no
 specific attributable
value.

5.	To ensure that Apar will, notwithstanding the
 sale of the Apar Assets to
EDFFF, have the right and license to use some or all of the Apar Assets, Apar and EDFFF will separately negotiate and settle an agreement pursuant to which EDFFF
will grant to Apar a license enabling use of the Apar
Assets which Apar may wish
to use, and for which Apar shall pay to EDFFF a fair,
 reasonable and appropriate
license fee.

6.	EDFFF agrees that Apar will have the right at
 it's sole discretion, without
the obligation of acting reasonably, to reverse this transaction if EDFFF is not able to complete the planned roll-back (100 to 1) of its shares, as stated from its special meeting held on January 22, 2007 and directors resolution signed on
February 16, 2007.

7.	To ensure that Apar's existing shareholders
 get direct shareholder
interests in EDFFF, Apar agrees that it will transfer
 to each shareholder a
certificate forthwith after the receipt of the Purchase
Consideration and to take
such steps as are necessary to distribute to the Apar shareholders the EDFFF
23,390,808 voting common shares based on a one for one.

8.	Apar agrees that, as EDFFF is registered under
 the 34 Act, it will execute
such supplemental documents or provide supplemental information as EDFFF may require from time to time to make such further filings, or public disclosures as
may be required under U.S. securities laws and EDFFF agrees that it will bear all costs to comply.

9.	As it is the objective of Apar that, inter
alia, its shareholders may be
entitled to trade the shares of EDFFF that it receives pursuant to this Agreement in Canada and in compliance with the Canadian securities laws, included in the
purchase and sale agreement, it is agreed that the parties are using the section
85 (the deferral provisions) of the Income Tax
 Act of Canada, and EDFFF may
initiate, forthwith after the closing of this
 Agreement, such steps as its legal
advisors may advise are appropriate to become, or to be deemed, a "reporting issuer" in at least two Provinces of Canada.

10.	Apar covenants and warrants in favour of
 EDFFF that it is the legal and
beneficial owner of the Apar Assets and that it is unrestricted in its right to sell such assets to EDFFF free and clear of all liens, charges and encumbrances,
save only compliance with the provisions of Clause 11 below.

11.	Apar will, forthwith after the execution hereof,
 schedule an extraordinary
general meeting of its shareholders to secure the
 appropriate approval for the
sale of the Apar Assets to EDFFF and the date that such a resolution is passed will hereinafter be called the "Approval Date".

12.	Apar, EDFFF and their executive officers shall
, in anticipation of the
Approval Date, satisfy all requirements as may be necessary and appropriate to enable this Agreement to close in a timely fashion.
 The Parties shall also,
immediately following the Approval Date, complete all
 such things as may be
necessary to affect the closing of this Agreement.

13. 	The "Effective Date" of the transaction is March 19, 2007.

14.	All references to monies herein are in Canadian dollars.

15.	This Agreement will be interpreted according
 to the laws of the Province of
Alberta and the laws of Canada.

16.	This Agreement shall ensure to the benefit of
and be binding upon the
Parties hereto and their respective administrators and permitted assigns, and their related or associated companies or persons.

17.	The Parties hereto agree to perform such further
acts and to execute such
further documents as may be necessary to carry out the
 true intent and meaning of
this Agreement.

	IN WITNESS WHEREOF the Parties hereto have hereunto caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

APAR INC.

Per:	/S/ Steven J. Turcotte

        Steven J. Turcotte,
	President


EMISSION DIFFERENTIALS LTD.

Per:	/S/ Andrew Brown

	Andrew Brown,
	President



SCHEDULE 'A' TO AGREEMENT DATED MARCH 19, 2007
BETWEEN
APAR INC. AND EMISSIONS DIFFERENTIALS INC.


PART I

All of the assets of Apar, exclusive of those described
 in Part II below, shall
include, but are not limited to:

(a)	All of the computer programs which it has developed,
or is in the course of
developing, which are focused on, among other things, the oil and gas industry, the operation of management systems for banks and the operation of management
systems for Aboriginal bands, some or all of which have been described in
brochures and pamphlets that have been previously issued by Apar - and which have been generally referred to by Apar as constituting its
 "Energy Resource Manager".

(b)	(i)	All "Technical Information" which has
 been developed by Apar with
respect to the properties and assets described in sub-clause
 (a) above - it being
acknowledged that "Technical Information" includes but is not limited to any and all copyrights, patents, patent applications, trademarks, designs, design patents,
 industrial designs, design applications, know-how, trade secrets, documents, drawings, prototypes, computer hardware, computer-stored information and copies thereof, brochures, customer information, distributo r information, source of supply information, product and component knowledge, other written and recorded
material including plans, diagrams and instruction manuals
 and any other
information and know-how relating to such property and
 assets and any
Modifications thereto.

	(ii)	All "Modifications" shall mean any improvements,
changes,
modifications, designs and/or additions arising from or made in connection with the property and assets described above subsequent to the execution of this
Agreement.

	(iii)	"Know-how" is as defined in Article 1(7)(1)
 of European Economic
Community Regulation 556/89 which defines "know-how" as:

	1(7)(1) - a body of technical information that is secret, substantial and identified in an appropriate form;

	1(7)(2) - "secret" means that the know-how package as a body or in the precise configuration and assembly of its components is not generally known or easily accessible, so that part of its value consists in the lead-time the licensee gains when it is communicated to him; it is not limited to the narrow sense that each individual component of the know-how should be totally unknown or unobtainable outside the licensor's business;

	1(7)(3) - "substantial" means that the know-how includes information which is of importance for the whole or a significant part of
	i)  a manufacturing process, or
	ii) a product or service, or (iii) for the development thereof and excludes information which is trivial. Such know-how must thus be useful - i.e. can reasonably be expected at the date of conclusion of the agreement to be capable of improving the competitive position of the licensee, for example by helping him to enter a new market or giving him an advantage in competition with other
manufacturers or providers of services who do not have access to the licensed
secret know-how or other comparable secret know-how;

	1(7)(4) - "identified" means that the know-how is described or recorded in such a manner as to make it possible to verify that it fulfils the criteria of
secrecy and substantiality and to ensure that the licensee
 is not unduly
restricted in his exploitation of his own technology. To be identified the know-how can either be set out in the license agreement or in a separate document or recorded in any other appropriate form at the latest when the know-how is
transferred or shortly thereafter, provided that the separate document or other
record can be made available if the need arises.

	(iv) Any patents, patent applications, trademarks, trademark applications, copyrights or copyright applications which Apar has to date, or would be entitled
to have, or apply for with respect to any of the Apar Assets.

(c)	All other property not specifically stated in Part II
 of this Schedule A.


PART II

All of the plans which Apar has developed to establish a
 bank in Canada and to
acquire or establish relationships with banks in the United
 States, to have United
States banks approved to do business in Canada and all of the know-how and technical information which Apar and its directors, officers and employees have assembled and accumulated with respect to banking industry or the operation of
banks.


   The business address for all members of management is in care of the Registrant at Global Mainframe Corp., 101, 435-
4th Avenue S.W. Calgary, Alberta T2P 3A8.
  The business address for all members of management is in care of the Company at Global Mainframe Corp., 101, 435- 4th
Avenue S.W. Calgary, Alberta T2P 3A8
  Mr. Durward resigned from the Company on September 18, 2006.






34
Exhibit 12.1
Certification by the Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Steve Turcotte, Chief Executive Officer of Global
Mainframe Corp. (the "Company"), certify that:
1. I have reviewed this annual report on Form 20-F of the Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures
 (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the
 Company and we have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.
Date: November 13, 2007

By:	 	/s/ Steve Turcotte
Name:	 	Steve Turcotte
Title:	 	Chief Executive Officer


Exhibit 12.2
Certification by the Chief Financial Officer Pursuant to Section 302
 of the Sarbanes-Oxley Act of 2002
I, David Crombie, Chief Financial Officer of Global Mainframe Corp. (the
 "Company"), certify that:
1. I have reviewed this annual report on Form 20-F of the Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.
Date: November 13, 2007

By:	 	/s/ David Crombie
Name:	 	David Crombie
Title:	 	Chief Financial Officer


Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Mainframe Corp.
 (the "Company") on Form 20-F for the period ended April 30,
 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steve Turcotte,
Chief Executive Officer (Principal Executive Officer), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of
 Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date:  November 13, 2007


/s/ Steve Turcotte
Name: Steve Turcotte
Title:  Chief Executive Officer (Principal Executive Officer)



Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Global Mainframe Corp. (the "Company") on Form 20-F for the period ended April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the
 "Report"), I, David Crombie, Chief Financial Officer (Principal
Accounting Officer), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date:  November 13, 2007


/s/ David Crombie
Name: David Crombie
Title:  Chief Financial Officer (Principal Accounting Officer)